Exhibit 2.1

EXECUTION VERSION

Dated April 24, 2018

Whirlpool Corporation

and the Press Sellers whose names are set out on Annex A

and

Nidec Corporation

SHARE PURCHASE AGREEMENT

Linklaters

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone (+1) 212 903 9000

Facsimile (+1) 212 903 9100

Ref L-262591

i

3.13	Information Technology	35

3.14	Data Protection	35

3.15	Litigation	35

3.16	Compliance with Laws; Consents	36

3.17	Environmental Matters	36

3.18	Employees; Labor Matters	38

3.19	Employee Benefit Plans and Related Matters	39

3.20	Taxes	41

3.21	Insurance	42

3.22	Customers and Suppliers	42

3.23	Product Liability	43

3.24	Anti-Bribery Matters; Trade Compliance	43

3.25	Brokers and Finders	44

3.26	Restructuring Plan	44

4	Representations and Warranties of Buyer	45

4.1	Authorization; Binding Effect	45

4.2	Corporate Status	45

4.3	Governmental Approvals	45

4.4	No Conflicts	46

4.5	Purchase for Investment	46

4.6	Litigation	46

4.7	Financial Ability to Perform	46

4.8	Brokers and Finders	46

4.9	No Knowledge of Misrepresentations	47

5	Covenants	47

5.1	Covenants of Seller	47

5.2	Covenants of Buyer	57

6	Employees and Employee Benefit Plans	61

6.1	General	61

7	Conditions Precedent	63

7.1	Conditions to Obligations of Each Party	63

7.2	Conditions to Obligations of Buyer	63

7.3	Conditions to Obligations of Seller	64

8	Termination	65

8.1	Termination	65

8.2	Effect of Termination	66

9	Indemnification	67

9.1	Indemnification by Seller	67

9.2	Indemnification by Buyer	67

9.3	Certain Limitations	68

9.4	Payment Adjustments	69

9.5	Indemnification Procedures	70

9.6	Duty to Mitigate	72

9.7	Environmental Matters	72

9.8	Survival of Representations and Warranties; Period for Making a Claim	74

9.9	Release	75

10	Tax Matters	75

10.1	Preparation and Filing of Tax Returns	75

10.2	Payment of Taxes	77

10.3	Refunds	78

10.4	Tax Cooperation	78

10.5	Tax Indemnification	79

10.6	Tax Contests	80

11	Miscellaneous	82

11.1	Fees and Expenses	82

11.2	Notices	83

11.3	Entire Agreement	84

11.4	Certain Limitations	84

11.5	Schedules	85

11.6	Confidentiality	85

11.7	Amendment; Waivers	86

11.8	Severability	86

11.9	Counterparts	86

11.10	Binding Effect	86

11.11	Assignment	86

11.12	No Third Party Beneficiaries	87

11.13	Governing Law	87

11.14	Arbitration	87

11.15	Specific Performance	87

11.16	Certain Waivers	87

ANNEX A

PART A	Press Business

PART B	Press Seller / Transferred Press Subsidiary / Press Shares

PART C	Assets

PART D	Assumed Liabilities

PART E	Excluded Assets

PART F	Excluded Liabilities

PART G	Excluded Activities

PART H	Excluded Contracts

Share Purchase Agreement, dated as of April 24, 2018, between:

(1)	Nidec Corporation, a corporation organized under the laws of Japan (“Buyer”),

(2)	Whirlpool Corporation, a Delaware corporation (“Seller”), and

(3)	each of the Press Sellers,

collectively, the “Parties”.

Capitalized terms used herein without definition are defined in Section 1.1.

W I T N E S S E T H :

Whereas:

(A)	In addition to its other businesses, including the Retained Business, Seller and the Press Sellers are engaged through the Transferred Press Subsidiaries in the Press Business;

(B)	Seller and the Press Sellers wish to and have agreed to sell the Press Shares, on the terms and subject to the conditions and for the consideration described in this Agreement and the Local Agreements, as applicable; and

(C)	Buyer wishes to and has agreed to purchase the Press Shares, on the terms and subject to the conditions and for the consideration described in this Agreement and the Local Agreements, as applicable.

Now, therefore, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

1	Definitions

1.1	Definitions of Certain Terms

The following terms, as used herein, have the following meanings:

“Accounting Firm” has the meaning given in Section 2.3.4(iv).

“Accounting Principles” means: (i) the accounting methods, practices, procedures and policies used in the preparation of the unaudited combined statement of financial position of Whirlpool Corporation – Compressors unit for the period ended December 31, 2017, consistently applied; and (ii) to the extent not inconsistent with (i), US GAAP.

“Acquired Rights Directive” has the meaning given in Section 6.1.4.

“Affiliate” of a Person means a Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person.

“Agreement” means this Share Purchase Agreement, including the Schedules and Exhibits.

“Ancillary Agreements” means the Local Agreements, the Supply Agreement and the Transitional Services Agreement.

“Anti-Bribery Laws” has the meaning given in Section 3.24.1.

“Assets” has the meaning given in Part C of Annex A.

“Assumed Liabilities” has the meaning given in Part D of Annex A.

“Balance Sheet Date” means December 31, 2017.

“Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Seller, any Press Seller or any Transferred Press Subsidiary or under which there is any actual or potential liability or obligation of Seller, any Press Seller or any Transferred Press Subsidiary.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and Kyoto, Japan are authorized or required by Law to close.

“Business Hedging Contracts” means all hedging or swap Contracts, agreements or similar arrangements related to the Press Business.

“Business Restructuring” has the meaning given in Section 3.18.6.

“Buyer” has the meaning given in the preamble of this Agreement.

“Buyer Indemnitees” has the meaning given in Section 9.1.

“Buyer Taxes” has the meaning given in Section 10.2.2.

“Cap” has the meaning given in Section 9.3.1.

“Cash” means the aggregated cash, cash equivalents, bank deposits and marketable securities of or held by the Transferred Press Subsidiaries.

“Closing” has the meaning given in Section 2.2.

“Closing Balance Sheet” has the meaning given in Section 2.3.4.

“Closing Cash on Hand” means, as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby), the aggregate amount of Cash, as determined in accordance with the Accounting Principles, other than Trapped Cash; provided, however, notwithstanding the foregoing, Closing Cash on Hand shall (i) be reduced by the amount of any checks and drafts issued by Transferred Press Subsidiaries and uncleared by the bank as of close of business on the Closing Date, and (ii) shall include the amount of any checks and drafts received or deposited for the account of the Transferred Press Subsidiaries and not credited to the account of the relevant Transferred Press Subsidiary as of close of business on the Closing Date.

“Closing Date” has the meaning given in Section 2.2.

“Closing Indebtedness” means, as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby), the aggregate amount of Indebtedness of the Transferred Press Subsidiaries, as determined in accordance with the Accounting Principles; provided that Closing Indebtedness shall exclude Indebtedness solely among the Transferred Press Subsidiaries.

“Closing Statement” has the meaning given in Section 2.3.4.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and Treasury Regulations promulgated thereunder.

“Competing Business” means the business of manufacturing (including contract manufacturing) hermetic compressors and cooling solutions.

“Competition Laws” means the applicable antitrust or competition Laws set out or referred to on Schedule 3.4.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of July 10, 2017, between Buyer and Seller.

“Consent” means any clearance, consent, approval, authorization, waiver, permit, exemption or order of, registration, declaration or filing with, report or notice to or other action of, any Person, including any Governmental Authority.

“Contract” means any contract, purchase order, sales order, note, mortgage, indenture, license, lease, commitment instrument or other legally binding arrangement.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Copyrights” has the meaning set forth in the term “Intellectual Property”.

“Covered Business Employee” has the meaning given in Section 5.1.9.

“Current Assets” means the current assets of the Transferred Press Subsidiaries as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby) set out in Appendix A that are stated to be included in Final Working Capital, determined in accordance with the Accounting Principles, subject to adjustments as of the close of business on the Closing Date corresponding to the adjustments footnoted to Appendix A.

“Current Liabilities” means the current liabilities of the Transferred Press Subsidiaries as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby) set out in Appendix A that are stated to be included in Final Working Capital, determined in accordance with the Accounting Principles, subject to adjustments as of the close of business on the Closing Date corresponding to the adjustments footnoted to Appendix A.

“Cutoff Time” means 12:00 p.m. Eastern (Daylight) time on April 22, 2018.

“Data Breach” means the unauthorized access to, use, disclosure, or acquisition, or other compromise of the integrity, security or availability, of Personal Data.

“Data Subject” means any “person”, “individual”, or “data subject” as defined by the applicable Privacy and Data Security Requirements.

“De Minimis Loss” has the meaning given in Section 9.3.1.

“Dilli” has the meaning given in Part C of Annex A.

“Disputed Schedules” has the meaning given in Section 5.1.14(i).

“Elected Italian Assets” means those assets primarily related to the Italian Distribution Business that Buyer notifies Seller in writing it wishes to acquire no later than 90 days following the date of this Agreement.

“Embraco Brazil” means Embraco Indústria de Compressores e Soluções em Refrigeração Ltda.

“Embraco Luxembourg” means Embraco Luxembourg S.à.r.l.

“Embraco Europe” means Embraco Europe S.r.l.

“Embraco Russia” means Embraco RUS Limited Liability Company.

“Embraco Slovakia” means Embraco Slovakia s.r.o.

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground and ambient air); water (including water on, under or within land or in drains or sewers); vapor wherever located; soil and land (including any substances on or in soil or land), and any ecological systems and living organisms supported by any of those media, including man.

“Environmental Law” means any applicable Law relating to the Environment whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transportation or handling of Hazardous Substances in effect as of the Closing Date.

“Environmental Matters” has the meaning given in Section 9.7.

“Estimated Closing Balance Sheet” has the meaning given in Section 2.3.3.

“Estimated Purchase Price” has the meaning given in Section 2.3.1.

“Estimated Transaction Expenses” has the meaning given in Section 2.3.3.

“Estimated Working Capital” has the meaning given in Section 2.3.3.

“Excluded Activities” has the meaning given in Part G of Annex A.

“Excluded Assets” has the meaning given in Part E of Annex A.

“Excluded Contracts” has the meaning given in Part H of Annex A.

“Excluded Liabilities” has the meaning given in Part F of Annex A.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that if such rate is a negative number, the “Federal Funds Rate” shall be deemed to be zero.

“Final Allocation” has the meaning given in Section 2.6.1.

“Final Closing Cash on Hand” means the amount of Closing Cash on Hand, as finally determined in accordance with Section 2.3.4.

“Final Closing Indebtedness” means the amount of Closing Indebtedness, as finally determined in accordance with Section 2.3.4.

“Final Purchase Price” has the meaning given in Section 2.3.2.

“Final Transaction Expenses” means the amount of Transaction Expenses, as finally determined in accordance with Section 2.3.4.

“Final Working Capital” means the amount of Working Capital as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby), as finally determined in accordance with Section 2.3.4.

“Financial Statements” has the meaning given in Section 3.7.

“Fundamental Warranties” has the meaning given in Section 9.3.1.

“Governmental Approval” means any Consent of, with or to any Governmental Authority.

“Governmental Authority” means any transnational, national or domestic, federal, state or local government, any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof and any court, tribunal or arbitrator.

“Hazardous Substances” means any asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), gasoline or petroleum or petroleum products, hazardous wastes, toxic substances, pollutants or contaminants defined as such in or regulated under, or substances giving rise to liability under, any applicable Environmental Law.

“HK NewCo” means a new holding company to be formed in Hong Kong pursuant to the Restructuring Plan.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to each Transferred Press Subsidiary, without duplication: (A) (i) all obligations of such Transferred Press Subsidiary for borrowed money; (ii) all obligations of such Transferred Press Subsidiary evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such Transferred Press Subsidiary under conditional sale or other title retention agreements; (iv) all obligations of such Transferred

Press Subsidiary issued as the deferred purchase price of assets, property or services; (v) all lease obligations of such Transferred Press Subsidiary capitalized on the books and records of such Transferred Press Subsidiary; (vi) all letters of credit or performance bonds issued for the account of such Transferred Press Subsidiary; (vii) all guarantees and support arrangements of such Transferred Press Subsidiary of any Indebtedness of any Person that is not a Transferred Press Subsidiary; (viii) all outstanding prepayment premiums, if any, and accrued interest, fees, penalties, and expenses related to any of the items set forth in clauses (i) through (vii); (ix) accounts payable that are more than 180 days past due; (x) the accrued underfunded portion of long term pension and post-retirement benefit, net of the deferred tax assets with respect to such item recognized on the balance sheet of the Transferred Press Subsidiaries in accordance with the Accounting Principles; (xi) any reserves for restructuring, environmental or legal claims pertaining to labor matters, in each case net of the deferred tax assets with respect to such item recognized on the balance sheet of the Transferred Press Subsidiaries in accordance with the Accounting Principles; (xii) the book value of any minority interest in any Transferred Press Subsidiary; and (xiii) the Tax Liability Amount, net of any income Tax receivables; and (B) with respect to Embraco Europe, the amount under item (x) and item (xi) above, as well as any accruals for statutory severance indemnity (trattamento di fine rapporto—TFR) accounted for in the financial statements of Embraco Europe as of the Closing Date, to the extent relating to the Italian Distribution Business Employees transferred to Italy NewCo pursuant to the Acquired Rights Directive. The term “Indebtedness” shall exclude (y) any Indebtedness owed by a Transferred Press Subsidiary to any other Transferred Press Subsidiary and (z) any amounts taken into account in the calculation of Working Capital; and include any non-trading Indebtedness owed by a Transferred Press Subsidiary to Seller, any Press Seller or any of their Affiliates (other than any Transferred Press Subsidiary). Attached hereto as Schedule 1.3 is a non-binding illustrative example of the items contained herein.

“Indemnified Party” has the meaning given in Section 9.5.1.

“Indemnifying Party” has the meaning given in Section 9.5.1.

“Information Technology Systems” means all information technology and computer systems that are: (i) in the possession or under control of the Press Sellers or the Transferred Press Subsidiaries (including software, information technology hardware and other equipment); (ii) used in connection with the Press Business; and (iii) material to the Press Business.

“Initial Outside Date” has the meaning given in Section 8.1.2.

“Insurance Policies” has the meaning given in Section 3.21.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (i) any and all trademarks, service marks, trade names, trade dress, logos, mottos, slogans, taglines, corporate names, product names, service names, character names and all other indicia of commercial source or origin, together with all goodwill associated with each of the foregoing, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”), (ii) any and all copyrights, works of authorship (whether or not copyrightable), mask works and moral rights and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”), (iii) Software, (iv) internet web sites and domain names, (v) any and all issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”), and (vi) any and all trade secrets, know-how, discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, technique, inventions (whether or not patentable), ideas, formulae, algorithms, specifications, designs, methods, and other confidential and proprietary information and all rights therein (“Trade Secrets”).

“IP License Agreement” has the meaning set forth in Section 3.12.4.

“IRS” means the United States Internal Revenue Service.

“Italian Distribution Business” means the business unit (“ramo di azienda”) of Embraco Europe engaged in the sale and distribution business (including the household, the commercial and the aftermarket segments) and consisting of the Italian Transferred Assets and the liabilities, to the extent arising under or in relation to both the Italian Transferred Assets and the Italian Distribution Business Employees, provided for the avoidance of doubt that the Italian Distribution Business does not include the manufacturing business of Embraco Europe or any real estate owned by Embraco Europe.

“Italian Distribution Business Employees” means the individuals as of the Closing Date employed by Embraco Europe and dedicated primarily to the Italian Distribution Business immediately before the implementation of the Restructuring Plan as set out on Schedule 1.5, provided that such individuals may be replaced by Embraco Europe in the Ordinary Course of Business.

“Italian Distribution Contracts” means the customer Contracts of Embraco Europe primarily related to the Italian Distribution Business, including all receivables and payables thereunder.

“Italian Transferred Assets” means, collectively, (1) the Italian Distribution Contracts, (2) the Elected Italian Assets and (3) the employment contracts of the Italian Distribution Business Employees.

“Italy NewCo” means a new holding company to be formed in Italy pursuant to the Restructuring Plan.

“Knowledge of Seller” means, with respect to any matter, the actual knowledge of the persons listed on Schedule 1.2, and the knowledge that such persons have as of the date of this Agreement following a reasonable inquiry of the persons having primary responsibility for such matters.

“Law” means any federal, state, local, foreign or international law (including common law), statute, treaty, ordinance, rule, regulation, order, code or other legally binding requirement.

“Leased Real Property” has the meaning given in Section 3.11.5.

“Leases” has the meaning given in Section 3.11.5.

“Licensed-In Press Intellectual Property” has the meaning given in Section 3.12.4.

“Lien” means any mortgage, pledge, hypothecation, claim, security interest, encumbrance, adverse claim, easement, covenant, lien or charge, judgment, equitable interest, encroachment, right of first refusal or similar restrictions.

“Litigation” means any action, cause of action, claim, demand, suit, proceeding, arbitration, audit, hearing or investigation, civil, criminal, administrative or regulatory, in law or in equity, by or before any arbitrator or Governmental Authority.

“Local Agreements” means separate local sale and purchase agreements in respect of each jurisdiction in which the transfer of any Press Shares is taking place, to be agreed in good faith by Seller and Buyer prior to Closing.

“Losses” has the meaning given in Section 9.1.

“Material Adverse Effect” means any event, change, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the Press Business, or (b) the ability of Seller and the Press Sellers to consummate the transactions contemplated hereby prior to the Initial Outside Date and to perform their obligations hereunder, except that, with respect to clause (a) of this definition, the determination of a “Material Adverse Effect” shall not take into account any event, change, development or occurrence to the extent resulting from any change or effect arising out of or related to: (i) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (w) the loss or departure of officers or other employees of the Press Business, (x) the termination or potential termination of (or the failure or potential failure to renew) any Contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Press Business or otherwise, (y) the implementation of the Restructuring Plan and the Micro Plan, and (z) any other negative development in the Press Business’ relationships with any of its customers, suppliers, distributors or other business partners, as a result of such announcement, pendency or consummation; (ii) a change in Law or accounting standards, principles or interpretations thereof applicable to the Press Business; (iii) changes generally applicable to financial, economic, political or similar conditions (including acts of war, armed hostilities, terrorism, weather conditions or any other force majeure) in the United States or any other country in which the Press Business operates; (iv) changes or conditions generally applicable in the industries in which the Press Business operates; (v) any actions taken, or failure to take action, or such other changes, in each case, which Buyer has approved, consented to or requested in writing; (vi) any failure by the Press Business to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself but provided (if relevant) the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition; and (vii) any matters disclosed in the Schedules, provided, however, that, in the case of (ii), (iii) and (iv), such event, change, development or occurrence does not have a disproportionate impact on the Press Business relative to other participants in the industries in which the Press Business operates.

“Material Contract” has the meaning given in Section 3.10.2.

“Micro Plan” has the meaning given in Section 5.1.5(iv).

“Nat.Genius” has the meaning given in Part C of Annex A.

“Notice” has the meaning given in Section 11.2.1.

“Notice of Disagreement” has the meaning given in Section 2.3.4(i).

“OFAC” has the meaning given in Section 3.24.4.

“Ordinary Course” or “Ordinary Course of Business” means the conduct of the Press Business substantially in accordance with normal day-to-day customs, practices and procedures, consistent with past practice (taking into consideration the implementation of the Restructuring Plan and the Micro Plan).

“Outside Date” has the meaning given in Section 8.1.2.

“Owned Real Property” has the meaning given in Section 3.11.4.

“Parties” has the meaning given in the preamble of this Agreement.

“Patents” has the meaning given in the term “Intellectual Property”.

“Peripheral Businesses” has the meaning given in Part C of Annex A.

“Permitted Liens” means: (i) Liens reflected in or reserved against in the Financial Statements; (ii) Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established therefor in accordance with US GAAP; or (iii) Liens of warehousemen, mechanics and materialmen and other similar Liens incurred in the Ordinary Course of Business.

“Permits” means certificates, licenses, permits, authorizations and Governmental Approvals.

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, company, joint venture, trust, Governmental Authority or other entity.

“Personal Data” means personal information, including any information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his or her physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history and/or account information; and shall also mean “personal information”, “personal health information” and “personal financial information” each as defined by the applicable Privacy and Data Security Requirements.

“Potential Contributor” has the meaning given in Section 9.5.5.

“Pre-Closing Income Taxes” has the meaning given in Section 10.2.3(ii).

“Pre-Closing Non-Income Taxes” has the meaning given in Section 10.2.3(i).

“Pre-Closing Tax Period” means the portion of any Straddle Period ending on the Closing Date.

“Press Business” has the meaning given in Part A of Annex A.

“Press Employees” has the meaning given in Section 3.18.3.

“Press Intellectual Property” means (i) all Intellectual Property owned by any of the Transferred Press Subsidiaries; (ii) all Intellectual Property owned by Seller or any of the Press Sellers which is used or held for use exclusively or primarily in relation to the Press Business; and (iii) all Intellectual Property otherwise listed on Schedules 3.12.1(i) and 3.12.1(ii).

“Press Product” means any Software, product and/or service (whether developed or under development) designed, developed, manufactured, marketed, distributed, produced, licensed or sold by the Transferred Press Subsidiaries.

“Press Sellers” means the entities set out in Part B of Annex A.

“Press Shares” means the interest of Seller and the Press Sellers in and to the issued and outstanding shares, quotas or equity interests of the Transferred Press Subsidiaries as set out in Part B of Annex A.

“Privacy and Data Security Requirements” means, to the extent applicable to the Transferred Press Subsidiaries, the provisions of the following that set forth privacy or data security requirements that apply to the Personal Data of the Transferred Press Subsidiaries: the Federal Trade Commission Act, 15 U.S.C. § 45; the CAN-SPAM Act of 2003, 15 U.S.C. §§ 7701 et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; the Gramm Leach Bliley Act, 15 U.S.C. § 6801, et seq.; the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended; the Electronic Communications Privacy Act, 18 U.S.C. § 2510-22; the Stored Communications Act, 18 U.S.C. § 2701-12; the Children’s Online Privacy Protection Act, 15 U.S.C. § 6501, et seq.; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq., the California Information Privacy Act, Cal. Fin. Code § 4052.5 et seq.; the Vermont Privacy of Consumer Financial and Health Information Regulation (Regulation B-2018-01, as well as the preceding regulation, Regulation B-2015-02); and the California Song-Beverly Credit Card Act; amendments to and regulations promulgated by federal and state agencies in implementation of these laws and requirements; laws governing notification to consumers, employees or other individuals and regulatory authorities following Data Breaches, including without limitation Cal. Civ. Code § 1798.82, N.Y. Gen. Bus. Law § 899-aa, and Mass. Gen. Law 93H; federal, state, and local laws governing data security, including without limitation Massachusetts Gen. Law Ch. 93H, 201 C.M.R. 17.00, and Nev. Rev. Stat. 603A; Cal Civ. Code § 1798.83; local, state, and federal, and privacy, data protection, information security, or related laws relating to the collection, processing, storage, disclosure, disposal, or other handling of Personal Data; and other similar international privacy laws applicable to the Press Business, including but not limited to Canada’s Personal Information Protection and Electronic Documents Act (S.C. 2000, c. 5) and the European Union’s Data Protection Directive (95/46/EC), Directive on Privacy and Electronic Communications (2002/58/EC), General Data Protection Regulation (2016/679), and all applicable implementing regulations and requirements.

“Privacy Policy” means a written policy of the Transferred Press Subsidiaries and/or Seller or the Press Sellers in relation to the Press Business made available to Data Subjects in connection with the collection of information provided by that Data Subject or on their behalf that describes how information provided by or on behalf of Data Subjects will be held, used, processed or disclosed.

“Purchase Price Allocation” has the meaning given in Section 2.6.1.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Press Intellectual Property” means all Press Intellectual Property that is registered or filed with any Governmental Authority and all applications for the foregoing.

“Released Claims” means, collectively, any Litigation, orders, decrees or judgments that any Releasing Party now has, has ever had or may hereafter have against any Releasee, and any and all obligations, Contracts, agreements, debts, liabilities and obligations that any Releasee now has, has ever had or may hereafter have in favor of any Releasing Party, in each case of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) (a) for the purposes of Section 9.9.1, in relation to the Press Business and (b) for the purposes of Section 9.9.2, in relation to a Press Business claim or right against the Retained Business, in each case arising contemporaneously with or before the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing Date, including any rights to indemnification or reimbursement from a Releasing Party, whether pursuant to their respective certificate of incorporation or by-laws (or comparable documents), Contract, agreement or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date (in each case other than any obligations of any Releasee arising under this Agreement, any Ancillary Agreement, any intercompany trading undertaken in the Ordinary Course of Business between Seller, any Press Seller or any of their respective Affiliates on the one hand and any Transferred Press Subsidiary on the other, or any other agreement that has been identified as continuing in effect subsequent to Closing on Schedule 9.9).

“Releasee” means:

(a)	in respect of Section 9.9.1, Buyer, each Transferred Press Subsidiary, their respective Affiliates and the directors, officers or employees of each of the foregoing; and

(b)	in respect of Section 9.9.2, each of Seller, each Press Seller, their respective Affiliates and the directors, officers or employees of each of the foregoing.

“Releasing Party” means:

(a)	in respect of Section 9.9.1, Seller, each Press Seller and each of their respective Affiliates; and

(b)	in respect of Section 9.9.2, Buyer, each Transferred Press Subsidiary and each of their respective Affiliates.

“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial advisors, representatives, consultants, directors, officers, employees, stockholders, partners, members and agents.

“Restructuring Plan” has the meaning given in Section 5.1.5(i).

“Retained Business” has the meaning given in Part G of Annex A.

“Sanctions” has the meaning given in Section 3.24.4.

“Second Outside Date” has the meaning given in Section 8.1.2.

“Securities Act” has the meaning given in Section 4.5.

“Seller” has the meaning given in the preamble of this Agreement.

“Seller Guarantors” has the meaning given in Section 5.2.3.

“Seller Indemnitees” has the meaning given in Section 9.2.1.

“Seller Taxes” has the meaning given in Section 10.2.1.

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, executable code or other form and (ii) documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Liabilities” means the liability of Seller to Buyer Indemnitees with respect to claims for indemnification based on:

(a)	breaches of or inaccuracies in the representations and warranties contained in Sections 3.17, 3.18 (solely with respect to Brazil) and 3.23;

(b)	the matters set forth on Schedule 9.1.3;

(c)	the matters set forth on Schedule 9.1.4; and

(d)	the matters set forth on Schedule 9.1.5.

“Straddle Period” has the meaning given in Section 10.1.2.

“Subsidiaries” means each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or shares or other equity interests (x) which are sufficient to elect at least a majority of the board of directors or other governing body of such corporation or other Person or (y) representing more than 50% of the outstanding voting stock or other equity interests of such corporation or other Person.

“Supply Agreement” means the Supply Agreement, dated as of the Closing Date, by and between Seller and Buyer, or applicable Affiliates thereof, to be drafted and agreed to by the Parties as provided in Section 5.1.14 reflecting the terms attached hereto as Exhibit A-1 and Exhibit A-2.

“Target Working Capital” means $124,484,000.

“Tax” means any federal, state, provincial, local or foreign taxes, assessments, duties, fees, levies or other governmental charges in the nature of a tax, including gross or net income, franchise, capital stock, net worth, capital, profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, real property, personal property, ad valorem, intangibles, license, occupational, unemployment insurance, social security, escheat payments and unclaimed property obligations, withholding, estimated or other similar tax or assessment or deficiencies thereof including all interest and penalties thereon and additions thereto imposed by any Governmental Authority.

“Tax Benefit Realizable” means, with respect to any applicable item of Indebtedness, an amount equal to (x) the amount of such Indebtedness multiplied by (y) the tax rate which would be applied to calculate the deferred tax liability with respect to such item of Indebtedness on the balance sheet of such Transferred Press Subsidiary in accordance with the Accounting Principles.

“Tax Claim” has the meaning given in Section 10.6.1.

“Tax Liability Amount” means, without duplication, an amount equal to the sum of (i) any amounts properly accrued as current liabilities for Taxes on the consolidated balance sheet of the Transferred Press Subsidiaries as of the Closing Date in accordance with US GAAP and (ii) any amount properly reserved under ASC 740 or ASC 450 on the consolidated balance sheet of the Transferred Press Subsidiaries as of the Closing Date in accordance with US GAAP, in each case calculated (a) as of the end of the Closing Date and not as of the immediately preceding day, (b) by including in taxable income all adjustments made pursuant to Section 481(a) of the Code (or any analogous or similar provision of Law) not previously included in income by the Transferred Press Subsidiaries with respect to a Pre-Closing Tax Period, as applicable, and (c) by excluding all deferred Tax liabilities and deferred Tax assets.

“Tax Return” means any return, report, declaration, form, information return or other document required to be filed with any Taxing Authority with respect to Taxes, including any amendments thereof.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Termination Option Date” has the meaning given in Section 5.1.6.

“Third Party Claim” has the meaning given in Section 9.5.1.

“Threshold Amount” has the meaning given in Section 9.3.1.

“Trademarks” has the meaning set forth in the term “Intellectual Property”.

“Trade Secrets” has the meaning set forth in the term “Intellectual Property”.

“Transaction Expenses” means, collectively, all fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, or in connection with or in anticipation of any alternative transactions considered with respect to the Press Business or any related bidding or auction process, and payable or reimbursable by any Transferred Press Subsidiary (including those payable on behalf of Seller, any Press Seller or any of their Affiliates), but unpaid at Closing, including (i) fees and expenses payable to all attorneys, accountants, consultants, professionals or other advisors and bankers’, brokers’ or finders’ fees, solely to the extent not paid as of such time, and (ii) any change-in-control payments, compensatory, sale, transaction, retention or similar payments or bonus or severance that becomes payable to any employee, independent contractor, officer or director of the Press Business in connection with the transactions contemplated by this Agreement pursuant to a plan sponsored, maintained or contributed to by Seller or any of its Affiliates prior to Closing (including the employer portion of any payroll Taxes payable in connection with such payments); provided, however that Transaction Expenses shall not include (i) any amounts taken into account in the calculation of Working Capital or Closing Indebtedness; (ii) any fees or expenses incurred by, or expenses initiated at the request of, Buyer in connection with the transactions contemplated by this Agreement; or (iii) any amounts paid by Seller or any of the Press Sellers.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, stamp duty, registration, documentary, recording or similar duties or Taxes imposed by any Governmental Authority in connection with the transactions contemplated hereby, together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto.

“Transferred Press Business” means, immediately prior to Closing upon completion of the Restructuring Plan, the Press Business as conducted by the Transferred Press Subsidiaries.

“Transferred Press Subsidiaries” means the entities set out in Part B of Annex A.

“Transitional Services Agreement” means the Transitional Services Agreement, dated as of the Closing Date, by and between Seller and Buyer, and/or applicable Affiliates thereof, substantially in the form attached hereto as Exhibit B, as the schedules thereto may be completed as provided in Section 5.1.14(i).

“Trapped Cash” means, with respect to any Cash of the Transferred Press Subsidiaries (other than any Closing Cash on Hand that is kept in any Transferred Press Subsidiary at the request of Buyer) that is subject to withholding Taxes imposed on cash dividend, distribution or other transfer an aggregate amount equal to the sum of the amount of such Cash held by each Transferred Press Subsidiary multiplied by the applicable Tax rates set forth on Schedule 1.4.

“Treasury Regulations” means the United States regulations prescribed pursuant to the Code.

“TSA Principles” has the meaning given in Section 5.1.14(i).

“Up Points” has the meaning given in Part C of Annex A.

“US GAAP” means generally accepted accounting principles as in effect in the United States.

“Working Capital” means Current Assets minus Current Liabilities.

“Works Council” means any works council or equivalent employee representative body.

1.2	Rights of Seller

Seller and the Press Sellers agree that where any right is given to Seller or the Press Sellers under this Agreement, such right shall be exercisable exclusively by Seller and any such exercise shall be binding on all the Press Sellers. Each Press Seller hereby appoints Seller as such Press Seller’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in such Press Seller’s name, place and stead, in any and all capacities, in connection with the transactions contemplated hereby, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the sale of such Press Seller’s Press Shares and the other transactions contemplated hereby as fully to all intents and purposes as such Press Seller might or could do in person. As the representative of Press Sellers, Seller shall act as the agent for all Press Sellers and shall have authority to bind each Press Seller in accordance with this Agreement, and Buyer may rely on such appointment and authority.

1.3	Rights and Liabilities of the Press Sellers

Each Press Seller shall only have rights and liabilities (including in relation to payment) under or in relation to a breach of this Agreement:

1.3.1	if and to the extent that those rights and liabilities or the relevant breach relate to or affect the Press Shares it agrees to sell under this Agreement or otherwise arise in connection with the sale of those Press Shares to Buyer; and

1.3.2	on a several basis.

1.4	Headings; Table of Contents

Headings and table of contents should be ignored in constructing this Agreement.

1.5	Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.6	Schedules

References to this Agreement shall include the Restructuring Plan and any Exhibits, Schedules and Recitals to this Agreement and references to Articles, Sections, Exhibits and Schedules are to Articles of, Sections of, Exhibits to and Schedules to, this Agreement.

1.7	Information

References to books, records or other information mean books, records or other information in any form, including paper, electronically stored data, magnetic media, film and microfilm.

1.8	Currency

All dollar amounts set forth herein are expressed in the currency of the United States.

1.9	Interpretation

In this Agreement, unless the context otherwise requires, any reference to “including” or “in particular” shall be illustrative only and without limitation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

2	Sale and Purchase of the Shares

2.1	Sale and Purchase of the Shares

On the terms and subject to the conditions of this Agreement and, subject to Section 2.10, the Local Agreements, at Closing, each of the Press Sellers shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from each such Press Seller, all right, title and interest of the Press Sellers in the Press Shares, free and clear of all Liens.

2.2	Closing

The closing of the sale and purchase of the Press Shares (the “Closing”) shall take place at the offices of Linklaters LLP, 1345 Avenue of the Americas, New York, New York, at 10:00 a.m. Eastern (Daylight) time, on the last Business Day of the month in which the conditions set forth in Article 7 have been satisfied or, to the extent permitted by Law, waived by the party entitled to waive such conditions (other than conditions that, by their terms, are to be satisfied at Closing but subject to the satisfaction or, to the extent permitted by Law, waiver by the party entitled to do so of such conditions), provided, that such date falls at least ten Business Days prior to the last day of the month, failing which Closing shall take place on the last Business Day of the following month, provided, further, that if Closing would otherwise occur on the last Business Day of March, June, September or December, then Closing shall be on the last Business Day of the following month, or on such other date as the Parties may agree to in writing (the “Closing Date”). At Closing:

2.2.1	each Press Seller shall execute and/or deliver, or cause to be executed and/or delivered, to Buyer each of the Local Agreements;

2.2.2	each Press Seller shall execute and/or deliver, or cause to be executed and/or delivered, to Buyer all certificates and documents necessary and take such steps as are required to transfer the Press Shares to Buyer in accordance with this Agreement, including the Restructuring Plan. In furtherance of the foregoing, the relevant Press Seller shall do the following in relation to the Press Shares and Transferred Press Subsidiary incorporated or located in the jurisdictions listed below:

(i)	Italy In relation to the shares of Italy NewCo, the relevant Press Seller shall transfer in favor of Buyer by notarized endorsement all the share certificates owned by such Press Seller, shall deliver such share certificates to Buyer and shall do any other things as are necessary to cause the name of Buyer to be registered in the shareholders’ ledger of Italy NewCo as owner of such shares. The notary who will notarize the signatures on the endorsements will be selected by Buyer.

(ii)	Slovakia In relation to the shares of Embraco Slovakia, the relevant Press Seller shall deliver to the Buyer: (i) a duly executed order by such Press Seller for the registration of transfer of the shares in Embraco Slovakia, specifying that the transfer of shares shall occur on the Closing Date; (ii) an original or notarized copy of (a) an extract from the commercial register for Embraco Slovakia not older than three months; (b) an apostilled extract from the applicable trade register for such Press Seller, evidencing legal existence and authorization to act in the name of such Press Seller affixed with an official Slovak translation of the extract and the apostille; and (iii) if a third party will act as an attorney of such Press Seller, apostilled power of attorney with notarized signatures of the grantor whose authorization to act in the name of such Press Seller is apparent from the extract under paragraph (ii) above affixed with an official Slovak translation of the power of attorney, notarization and the apostille;

(iii)	Russia In relation to the shares of Embraco Russia, the relevant Press Seller shall transfer in favor of Buyer all the participation interests owned by such Press Seller by executing all such documents as may be required in this regard and observing such execution formalities as may be applicable under local law, including executing a Russian law-governed participation interest transfer instrument before a Russian notary, and by doing any other things as are necessary to cause such transfer to be registered with the Russian Unified State Register of Legal Entities;

(iv)	Luxembourg In relation to the shares of Embraco Luxembourg, the relevant Press Seller shall: (i) deliver to Buyer (a) originals of duly executed instruments of transfer in respect of the shares in favor of Buyer, (b) the share certificate(s) representing the shares and (c) a certified copy of Embraco Luxembourg’s board resolutions authorizing the execution of this Agreement and the Ancillary Agreements; and (ii) record the transfer of the shares owned by such Press Seller to Buyer in the shareholders’ register of Embraco Luxembourg, and shall sign the shareholders’ register to that effect. Buyer shall sign the shareholders’ register of Embraco Luxembourg to accept the transfer of the shares of Embraco Luxembourg from the relevant Press Seller.

(v)	Hong Kong In relation to the shares of HK NewCo, the relevant Press Seller shall deliver to Buyer a duly executed instrument of transfer in respect of the shares in favor of Buyer, a duly executed bought and sold note in respect of the shares, the share certificate(s) representing the shares and a certified copy of HK NewCo’s board resolutions approving, among other things, the transfer of the shares from the relevant Press Seller to Buyer, the cancellation of the share certificate(s) delivered by the relevant Press Seller, the issue of new share certificate(s) in relation to the shares in the name of Buyer and the update of HK NewCo’s register of member to show Buyer as the owner of shares, subject only, in each case, to the presentation to HK NewCo of the stamped instrument of transfer and bought and sold notes in respect of the shares.

(vi)	Brazil In relation to the quotas of Embraco Brazil, the Press Sellers shall cause Embraco Brazil to hold a quotaholders’ meeting in order to (a) approve the sale and transfer of all quotas of Embraco Brazil from Press Sellers to Buyer and, if applicable, waive preemptive rights for the purchase of the quotas, (b) amend the articles of association (Contrato Social) of Embraco Brazil to reflect the sale and transfer of all quotas, (c) approve the resignation of the current manager(s) of Embraco Brazil, who will grant to Embraco Brazil the most full, comprehensive, general, irrevocable and irreversible release for any claim or demand such manager(s) may have against Embraco Brazil whether now or in the future, in or out of courts, and (d) elect new manager(s) appointed by Buyer.

(vii)	Uruguay In relation to the shares of Ealing Compañía de Gestiones y Participaciones S.A., the relevant Press Seller shall transfer in favor of Buyer all the share certificates owned by such Press Seller, shall deliver such share certificates to Buyer and shall do any other things as are necessary to cause the name of Buyer to be registered in the shareholders’ ledger of Ealing Compañía de Gestiones y Participaciones S.A. as owner of such shares.

2.2.3	Buyer shall pay to the Press Sellers the Estimated Purchase Price, which will be allocated among the Press Sellers in accordance with Section 2.6, by wire transfer of immediately available funds, to one or more accounts designated by Seller at least ten Business Days prior to the Closing Date;

2.2.4	each Press Seller shall deliver, or cause to be delivered, to the office of a Transferred Press Subsidiary, all of the books and records of the Transferred Press Subsidiaries that are held by each Press Seller or any of its Subsidiaries;

2.2.5	each Party shall execute and deliver (or, as the case may be, cause its applicable Affiliates to execute and deliver) each Ancillary Agreement to which such Party (or such Affiliate, as the case may be) is or is intended to be a party, in each case subject to the terms of Section 5.1.14;

2.2.6	each Party shall deliver all other instruments, agreements, certificates and documents required to be delivered by such Party on or prior to the Closing Date pursuant to this Agreement;

2.2.7	each Press Seller shall deliver the written resignation of each of the directors of the Transferred Press Subsidiaries from his office as a director to take effect as of the Closing Date; and

2.2.8	the Press Sellers shall deliver, or cause to be delivered, to Buyer, a list of all filings and payments which are required to be made to any Governmental Authority within 180 days of the Closing Date in respect of the ongoing prosecution or maintenance of the Registered Press Intellectual Property.

2.3	Purchase Price

2.3.1	The “Estimated Purchase Price” shall be an amount in cash equal to $1,080,000,000: (i) minus Estimated Transaction Expenses; (ii) plus Estimated Closing Cash on Hand; (iii) minus the amount, if any, by which Estimated Working Capital is less than Target Working Capital; (iv) plus the amount, if any, by which Estimated Working Capital exceeds Target Working Capital; and (v) minus Estimated Closing Indebtedness. The procedure for determining Estimated Purchase Price is set forth in Section 2.3.3 and shall be allocated among the Press Sellers in accordance with Section 2.6.

2.3.2	The “Final Purchase Price” shall be an amount in cash equal to $1,080,000,000: (i) minus Final Transaction Expenses; (ii) plus Final Closing Cash on Hand; (iii) minus the amount, if any, by which Final Working Capital is less than Target Working Capital; (iv) plus the amount, if any, by which Final Working Capital exceeds Target Working Capital; and (v) minus Final Closing Indebtedness. The procedure for determining the Final Purchase Price is set forth in Section 2.3.4 and shall be allocated among the Press Sellers in accordance with Section 2.6.

2.3.3	Not less than ten Business Days prior to the Closing Date, Seller shall prepare in good faith and deliver to Buyer: (i) an estimated Closing Balance Sheet (the “Estimated Closing Balance Sheet”) prepared on the basis of the Accounting Principles; (ii) its estimate of Transaction Expenses (“Estimated Transaction Expenses”); (iii) its estimate of Closing Cash on Hand (“Estimated Closing Cash on Hand”); (iv) its estimate of Working Capital as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby) (“Estimated Working Capital”); (v) its estimate of Closing Indebtedness (“Estimated Closing Indebtedness”); and, based thereon, (vi) its calculation of the Estimated Purchase Price. Within five Business Days after such delivery, if Buyer has any objections to Seller’s calculation of the Estimated Purchase Price, Buyer shall provide a detailed written statement of its objections to Seller. The Parties shall use their respective good faith and commercially reasonable efforts to resolve any dispute regarding the calculation of the Estimated Purchase Price as promptly as practicable. Seller shall prepare and deliver to Buyer, no later than three Business Days prior to the Closing Date, Seller’s final calculation of Estimated Transaction Expenses, Estimated Working Capital, Estimated Closing Indebtedness and the Estimated Purchase Price, each of which shall be conclusive for purposes of the purchase price adjustment in Section 2.5.

2.3.4

As promptly as reasonably practicable following the Closing Date, but no later than 30 days after the Closing Date, Buyer shall complete a physical inventory of the Press Business. Such physical inventory shall be conducted in a manner consistent with the Press Business’s past practices of inventory determination and valuation. Buyer will provide Seller with prior written notice of the date or dates on which the physical inventory will be taken and will provide Seller with a reasonable opportunity to observe each physical inventory. Not more than 60 days following the completion of such physical inventory, Buyer shall prepare and deliver to Seller: (i) an aggregated balance sheet of the Press Business as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby and excluding inter-company payables and receivables between Transferred Press Subsidiaries) (the “Closing Balance Sheet”), prepared on the basis of the Accounting Principles, and, based on the Closing Balance Sheet, (ii) a statement of its calculation of Final Transaction Expenses and Final Working Capital, Final Closing Indebtedness in each case, as of the close of business on the Closing Date (without giving effect to the transactions contemplated hereby) (the “Closing Statement”).

(i)	The Closing Balance Sheet and the Closing Statement shall become final and binding upon the Parties on the 45th day following Seller’s receipt thereof unless Seller gives written notice of its disagreement with any component of the Closing Balance Sheet or the Closing Statement (the “Notice of Disagreement”) to Buyer prior to such date. During such 45-day period, Seller shall have full access to the working papers of Buyer relating to the preparation of the Closing Balance Sheet and the Closing Statement and Buyer shall provide Seller and its Representatives with reasonable access during normal business hours to such personnel, properties, books, records and work papers of Buyer and the Transferred Press Subsidiaries relating to the preparation of the Closing Balance Sheet and the Closing Statement as Seller may reasonably request from time to time.

(ii)	The Notice of Disagreement shall specify in reasonable detail the nature of any such disagreement and include supporting schedules, analyses, working papers and other documentation. Seller may deliver only one Notice of Disagreement, Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet and the Closing Statement, other than the items specified in the Notice of Disagreement.

(iii)	During the 30-day period following the delivery of a Notice of Disagreement in compliance with (ii) above, the Parties shall seek in good faith to resolve in writing any disputes with respect to the matters specified in the Notice of Disagreement. During such period, Buyer and Seller shall have full access to the working papers of the other Party relating to the preparation of the Closing Balance Sheet, the Closing Statement and the Notice of Disagreement (as the case may be), and Buyer and Seller shall provide the other Party and its Representatives with reasonable access during normal business hours to such personnel, properties, books, records and work papers relating to the preparation of the Closing Balance Sheet, the Closing Statement and the Notice of Disagreement (as the case may be) as Buyer or Seller, as the case may be, may reasonably request from time to time.

(iv)

If, at the end of such 30-day period, the Parties have not resolved such disputes, the Parties shall submit to Deloitte LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Parties in writing (the

“Accounting Firm”) for review and resolution of any and all matters that remain in dispute and that were properly included in the Notice of Disagreement. The Parties shall use their respective good faith and commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Accounting Firm. The Accounting Firm’s determination shall be set forth in a written statement delivered to the Parties and shall be final, binding and non-appealable. The Accounting Firm shall not consider any issues not raised in the Notice of Disagreement or the Parties’ submission to the Accounting Firm in accordance with the first sentence of this clause (iv). All fees and expenses of the Accounting Firm shall be borne equally by Seller and Buyer.

(v)	The Closing Balance Sheet and Closing Statement shall become final, binding and non-appealable upon the earlier of (x) the date on which the Parties resolve in writing any disputes with respect to the matters specified in the Notice of Disagreement or (y) the date on which any such disputes are finally resolved in writing by the Accounting Firm.

2.4	Currency Conversion

If any amount which is to be taken into account for the purpose of calculating the Estimated Purchase Price or the Final Purchase Price is expressed in a currency other than U.S. dollars, it shall be converted into US dollars using the Accounting Principles.

2.5	Purchase Price Adjustment

As soon as practicable after the Final Purchase Price has been determined pursuant to Section 2.3.4 (but in any event within ten Business Days after such determination), Buyer, if the Final Purchase Price exceeds the Estimated Purchase Price, or Seller, if the Estimated Purchase Price exceeds the Final Purchase Price, shall deliver to such other Party, by wire transfer of immediately available funds to an account specified by the recipient, a cash amount equal to the sum of the amount of such excess. The amount of any payment to be made by Seller to Buyer, or to be made by Buyer to Seller, pursuant to this Section 2.5 shall bear interest, compounded daily, calculated on the basis of the actual number of days elapsed from and including the Closing Date to but excluding the date of payment, divided by 365, at a rate per annum equal to the Federal Funds Rate in effect as of the Closing Date plus 2%. Such interest shall be payable at the same time and in the same manner as the payment to which it relates.

2.6	Purchase Price Allocation

2.6.1

Buyer and Seller shall use reasonable best efforts and negotiate in good faith to complete within 30 days after the date hereof a statement for purposes of allocating the Estimated Purchase Price and Final Purchase Price as contemplated by this Agreement (the “Purchase Price Allocation”). In the event the Parties are unable to agree to a Purchase Price Allocation within 30 days of the date hereof, the items in dispute shall be submitted to the Accounting Firm for review and resolution of the Purchase Price Allocation. The Parties shall use their respective good faith and commercially reasonable efforts to cause the Accounting Firm to render a Purchase Price Allocation within 60 days following the submission of such matters to the Accounting Firm. The Accounting Firm’s determination of the Purchase Price Allocation, or the Purchase Price Allocation fully agreed to by the Parties, shall be the final allocation of the Purchase Price (the “Final Allocation”). The Accounting Firm’s determination of the Final Allocation shall be set forth in a written statement delivered to the Parties and shall be final, binding and non-appealable. All fees and expenses of the Accounting Firm shall be borne equally by Seller and Buyer.

2.6.2	Each of Seller and Buyer and their respective Affiliates shall (i) timely file all forms and Tax Returns required to be filed in connection with the Purchase Price Allocation; (ii) be bound by the Final Allocation for purposes of determining Taxes related to the transfer of the Transferred Press Subsidiaries; (iii) prepare and file, or cause to be prepared and filed, its Tax Returns on a basis consistent with the Final Allocation; and (iv) take no position, and cause no position to be taken, that would be inconsistent with the Final Allocation on any applicable Tax Return, in any proceeding before any Governmental Authority, in any report made for Tax purposes, or otherwise with respect to any Tax.

2.6.3	If the Final Allocation is disputed by any Governmental Authority, the Party receiving notice of such dispute will promptly notify the other Party concerning the existence and resolution of such dispute and Seller and Buyer agree to use their commercially reasonable efforts to defend the Final Allocation in such dispute.

2.6.4	The Final Allocation shall be adjusted once the Closing Balance Sheet and Closing Statement become final in accordance with Section 2.3.4 and Seller and Buyer shall adopt that allocation, as so adjusted, for all Tax purposes. Any adjustment to Estimated Transaction Expenses, Estimated Working Capital or Estimated Closing Indebtedness in accordance with Section 2.5 shall be allocated between the Press Shares according to the Transferred Press Subsidiary to which such item is attributable. In the event of an adjustment in accordance with Section 2.5, the amount shall be added to or subtracted from the Final Purchase Price in accordance with the Final Allocation and, in the event such allocation cannot be determined, then the amount shall be added to or subtracted from the Final Purchase Price proportionately among the Transferred Press Subsidiaries in a manner consistent with the manner in which the Final Allocation was prepared.

2.7	Local Payments

Payments made to each Press Seller in accordance with the Purchase Price Allocation shall be paid to the relevant Press Seller in US dollars.

2.8	Withholding

Buyer, its Affiliates and, effective upon Closing, the Transferred Press Subsidiaries, shall be entitled to deduct and withhold with respect to any consideration and other amounts payable under any applicable Law in connection with this Agreement (including, for the avoidance of doubt, any Chinese Taxes imposed on indirect stock transfers); provided, however, that Buyer will provide 15 days’ notice to Seller prior to withholding to give Seller an opportunity to provide additional information or to apply for an exemption from, or a reduced rate of, withholding. If any amount is so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such deduction or withholding was imposed.

Notwithstanding the foregoing, if Buyer is required by applicable Law to deduct or withhold Taxes from any consideration or other amounts payable in connection with this Agreement solely as a result of using an acquisition entity organized in a jurisdiction other than Japan or the Netherlands, then (and only then) Buyer shall pay, in addition to the amount otherwise due to Seller, such additional amount as is necessary to ensure that the net amount actually paid to Seller shall equal the full amount Seller would have received had the applicable acquisition been effected by a Dutch or Japanese entity. Any amounts so deducted and withheld will be remitted by Buyer to the appropriate Taxing Authority on a timely basis and Buyer will promptly submit to Seller a Tax payment certificate or other documentation, to the extent issued by the applicable Taxing Authority, certifying the payment of such amount.

The Parties agree to negotiate in good faith to resolve any disputes regarding this Section 2.8. In the event the Parties are unable to timely resolve any such disputes at least 10 days prior to a payment in connection with this Agreement, the Parties shall submit to the Accounting Firm for review and resolution any and all matters that remain in dispute, and the Accounting Firm shall resolve such dispute five days prior to such payment. The Accounting Firm’s determination shall be set forth in a written statement delivered to the Parties and shall be final, binding and non-appealable. All fees and expenses of the Accounting Firm shall be borne by Seller.

2.9	Wrong Pocket Assets and Liabilities

Upon the terms and conditions set forth in this Agreement and the Ancillary Agreements (including the Restructuring Plan and the Micro Plan), if, following the Closing, any right (including Intellectual Property), Contract, asset or liability (i) pertaining to the Transferred Press Business remained with Seller, any Press Seller or any of their respective Affiliates in deviation from the terms and conditions of this Agreement or any Ancillary Agreement, Seller, such Press Seller or the relevant Affiliate of Seller or such Press Seller (as the case may be) shall transfer without effect on the Final Purchase Price, such right, Contract, asset (and any related Assumed Liability) or liability as soon as reasonably practicable to Buyer or (ii) not pertaining to the Transferred Press Business has transferred in deviation from the terms and conditions of this Agreement or any Ancillary Agreement, Buyer shall transfer without effect on the Final Purchase Price, such right, Contract, asset (and any related Assumed Liability) or liability as soon as reasonably practicable to Seller or the applicable Press Seller as directed by Seller. Prior to any such transfer, the Person receiving or possessing such right, Contract, asset or liability shall hold such right, Contract, asset or liability in trust for or on behalf of such other Person. The costs and expenses of any transfer made pursuant to this Section 2.9 shall be borne by Seller.

2.10	Local Agreements

The transfer of Press Shares will, to the extent required by Law, be effected pursuant to individual Local Agreements; provided that, in each case, (i) the Local Agreements shall serve purely to effect the legal transfer of the applicable Press Shares, (ii) the Local Agreements shall not have any effect on the value being given or received by Seller or Buyer, which shall be determined solely in accordance with this Agreement, (iii) the Local Agreements shall not have any effect on any of the rights of the Parties set forth in this Agreement and (iv) in the event of any conflicts between any Local Agreement and this Agreement, the terms of this Agreement shall control in all respects. Seller and Buyer shall not, and shall cause their respective Affiliates not to, bring any claim for any cause of action under any Local Agreement.

3	Representations and Warranties of Seller

In this Article 3, representations and warranties given with respect to the activities of Seller and/or the Press Sellers shall be limited so as to apply only to the extent those activities form part of the Press Business (and shall not apply to the extent those activities form part of the Retained Business). Except as set forth in the Schedules, Seller and the Press Sellers represent and warrant to Buyer as of the date hereof and, in each case except for any effects arising out of the implementation of the Restructuring Plan and the Micro Plan in accordance with this Agreement, as of the Closing Date as follows:

3.1	Authorization; Binding Effect

Seller and each of the Press Sellers has the full corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Seller and each of the Press Sellers has duly executed and delivered this Agreement and, at or before Closing, will have duly executed and delivered the Ancillary Agreements to which it is, or is specified to be, a party. This Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party, will after Closing constitute, legal, valid and binding obligations of Seller and each of the Press Sellers, as applicable, enforceable against Seller and each of the Press Sellers, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

3.2	Corporate Status

3.2.1	Each of Seller and the Press Sellers is duly organized, validly existing and, where the concept is recognized, in good standing under the laws of the jurisdiction in which it was organized, except where the failure to be in good standing would not have a Material Adverse Effect, and has all corporate powers and authority necessary to timely perform its obligations hereunder and under the Ancillary Agreements to which it is, or is specified to be, a party and to conduct its businesses as conducted as at the date of this Agreement.

3.2.2	Each of the Transferred Press Subsidiaries is, or will be upon completion of the Restructuring Plan and the Micro Plan, duly organized, validly existing and, where the concept is recognized, in good standing under the laws of the jurisdiction in which it was organized, as set forth on Schedule 3.2.2, except where the failure to be in good standing would not have a Material Adverse Effect, and has, or will have upon completion of the Restructuring Plan and the Micro Plan, all corporate powers and authority necessary to conduct the Press Business as conducted on the date of this Agreement.

3.3	Capitalization; Title to Shares

3.3.1	The authorized share capital of each Transferred Press Subsidiary is set forth on Schedule 3.3.1. Each Press Seller is, or will be upon completion of the Restructuring Plan and the Micro Plan, the beneficial owner and record owner of the Press Shares as set forth on Schedule 3.3.1 free and clear of any Lien. Each Press Seller has, or will upon completion of the Restructuring Plan and the Micro Plan have, good and valid title to the Press Shares as set forth on Schedule 3.3.1 and is, or will upon completion of the Restructuring Plan and the Micro Plan be, entitled to transfer or procure the transfer of the Press Shares. Except as set forth on Schedule 3.3.1, there are (i) no Press Shares or other shares of capital stock, share capital or other equity securities of any Transferred Press Subsidiary issued, reserved for issuance or outstanding or (ii) no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type or stock appreciation, phantom stock, stock-based performance unit, profit participation other equity-based compensation award or other securities (x) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of and shares or other equity interest of any Transferred Press Subsidiary, (y) restricting the transfer of any Press Shares or any other shares or equity interests of any Transferred Press Subsidiary or (z) relating to the voting, dividend rights or disposition of any Press Shares or any other shares or equity interests of any Transferred Press Subsidiary.

3.3.2	There are no bonds, debentures, notes or other indebtedness of the Transferred Press Subsidiaries having the right to vote or consent (or convertible into or exchangeable for securities of the Transferred Press Subsidiaries having the right to vote or consent) on any matters on which the equityholders of the Transferred Press Subsidiaries may vote.

3.3.3	Other than as set forth on Schedule 3.3.3, all of the outstanding shares or other equity interests of the Transferred Press Subsidiaries set forth on Schedule 3.3.3 are, or will be upon completion of the Restructuring Plan and the Micro Plan, (i) duly subscribed, authorized, validly issued, fully paid and non-assessable and free of any preemptive rights, rights of first refusal or similar rights or Liens in respect thereof and (ii) owned, directly or indirectly, by the Press Sellers as set forth on Schedule 3.3.3, free and clear of any Lien.

3.3.4

At Closing, after completion of the Restructuring Plan and the Micro Plan, none of the Transferred Press Subsidiaries will own any equity interest or any interest convertible into or exchangeable for an equity interest in any Person (other than other Transferred Press Subsidiaries). The books and records of each Transferred Press Subsidiary shall have been maintained in all material respects in accordance with Law. At Closing, all such books and records will be in the possession of the relevant Transferred Press Subsidiary. As of the Closing Date, the Transferred Press Subsidiaries will not conduct any other business or carry on any operations other than the Press Business.

3.3.5	Schedule 3.3.5 sets forth a true and complete list of the directors and officers (or equivalent governing authority) of each of the Transferred Press Subsidiaries as of the date of this Agreement.

3.4	Governmental Approvals

The execution, delivery and performance by Seller and each of the Press Sellers of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not require any Governmental Approvals to be obtained or sought, other than: (i) compliance with any applicable requirements of the Competition Laws of the jurisdictions specified on Schedule 3.4(i); (ii) the Governmental Approvals listed on Schedule 3.4(ii); (iii) Governmental Approvals required in relation to the Restructuring Plan and the Micro Plan, each of which (if material to the Press Business) is specified in the Restructuring Plan and the Micro Plan; and (iv) any Consent under Laws other than Competition Laws that, if not obtained or made, would not have a Material Adverse Effect.

3.5	Grants and Subsidies

3.5.1	Schedule 3.5.1 sets forth a true and complete list as of the date of this Agreement of all material government, regional, federal, state or local authority investment grants, subsidies or financial aid received by or pledged to Seller, the Press Sellers or the Transferred Press Subsidiaries since January 1, 2015 that relate to the Press Business.

3.5.2	To the Knowledge of Seller, there is no investigation, enquiry or proceeding outstanding or threatened which is likely to result in the forfeiture, modification, revocation, repayment or lack of renewal of any of the grants listed on Schedule 3.5.1.

3.5.3	There has been no material breach of or default under any of the grants listed on Schedule 3.5.1 (including any breach that has been subsequently waived or remedied) and, to the Knowledge of Seller, other than consents required from third parties listed on Schedule 3.5.3, none of the grants listed on Schedule 3.5.1 are likely to be forfeited, revoked, modified, made repayable, or not renewed (whether as a result of the entry into or completion of this Agreement, the completion of the Restructuring Plan, the Micro Plan or otherwise).

3.6	No Conflicts

The execution, delivery and performance by Seller and each of the Press Sellers of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation of the transactions contemplated hereby and thereby, do not and will not (i)

conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), (ii) result in the creation of any Lien upon the Press Shares or the Assets, other than Permitted Liens, under, (iii) give rise to a right of termination, cancellation or acceleration of any obligation, to a right to challenge the transactions contemplated hereby and thereby, to a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (iv) require any consent, approval, waiver or authorization of any Person under: (x) any applicable Law; (y) the certificate of incorporation or by-laws or other organizational documents of Seller, the Press Sellers or the Transferred Press Subsidiaries, except as set forth on Schedule 3.6; or (z) assuming the receipt of all Consents set forth on Schedule 3.6, any Contract or Permit to which Seller, any Press Seller or any Transferred Press Subsidiary is a party, except as would not have a Material Adverse Effect.

3.7	Financial Statements

3.7.1	Seller has provided to Buyer (i) the audited combined statements of financial position of Whirlpool Corporation – Compressors unit as of and for the periods ended December 31, 2015 and December 31, 2016; (ii) the audited combined statements of profit or loss and cash flows of Whirlpool Corporation – Compressors unit for the periods ended December 31, 2015 and December 31, 2016; (iii) an unaudited combined statement of financial position of Whirlpool Corporation – Compressors unit as of December 31, 2017 (the combined statement of financial position of such unit as of December 31, 2017 being referred to herein as the “Reference Date Balance Sheet”) and (iv) an unaudited combined statement of profit or loss and cash flows of Whirlpool Corporation – Compressors unit for the period ended December 31, 2017 (the foregoing financial statements, including the notes thereto, the “Financial Statements”). Except as set forth on Schedule 3.7, the Financial Statements: (a) have been prepared from the books and records of Seller, the Press Sellers and Transferred Press Subsidiaries, as applicable, (1) in the case of the Financial Statements described in clauses (i) and (ii) in accordance with IFRS on the basis of the same accounting principles, consistently applied, throughout the period indicated, except as otherwise noted therein, (2) in the case of the Financial Statements described in clauses (iii) and (iv) in accordance with US GAAP on the basis of the same accounting principles, consistently applied, throughout the periods indicated, except as otherwise noted therein, subject to normal year-end adjustments and lack of footnote disclosure therein, and (b) present fairly in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Press Business as at their respective dates and for the periods indicated. The audited Financial Statements have been approved by the relevant auditors without qualifications.

3.7.2

The records, systems, controls, data and information of Seller, the Press Sellers and the Transferred Press Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller, the Press Sellers and the Transferred Press Subsidiaries (including all means of access thereto and therefrom). Seller, the Press Sellers and the Transferred Press Subsidiaries (x) have implemented and maintain disclosure controls and procedures to ensure that material information relating to Seller, the Press Sellers and the Transferred Press Subsidiaries is made known, as applicable, to the chief executive officer and the chief financial officer of Seller, the Press Sellers and the Transferred Press Subsidiaries by others within those entities and (y) have disclosed, based on their most recent evaluation, to Seller’s outside auditors and the audit committee of Seller’s Board of Directors:

(i)	any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Seller, the Press Sellers and the Transferred Press Subsidiaries’ ability to record, process, summarize and report financial information; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in Seller, the Press Sellers and the Transferred Press Subsidiaries’ internal controls over financial reporting. These disclosures were made in writing by management to Seller’s auditors and audit committee, true and complete copies of which have been made available to Buyer before the date hereof.

3.8	Absence of Undisclosed Liabilities

Except as set forth on Schedule 3.8 and for liabilities (i) reflected and/or reserved against on the face of the Financial Statements, (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date and not in violation hereof, there are no liabilities or obligations of any nature of the Transferred Press Subsidiaries in relation to the Press Business that would be required to be set forth on a balance sheet of the Press Business prepared in accordance with US GAAP in a manner consistent with the Financial Statements.

3.9	Absence of Changes

Except as set forth on Schedule 3.9 or as consented to Buyer under Section 5.1.1, and for actions that are contractually or legally necessary to effect the transactions contemplated by this Agreement and the Restructuring Plan and the Micro Plan, from the Balance Sheet Date, the Press Business has been conducted only in the Ordinary Course and, without limiting the foregoing, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a Material Adverse Effect, and neither Seller nor any Press Seller has taken any action that, if taken subsequent to the date of this Agreement but prior to Closing, would require Seller to seek Buyer’s consent under Section 5.1.

3.10	Material Contracts

3.10.1	Except as set forth on Schedule 3.10.1, as of the date of this Agreement, none of Seller, the Press Sellers or Transferred Press Subsidiaries is bound by or a party to any:

(i)	Contract relating to Indebtedness in excess of $1,000,000;

(ii)	joint venture, partnership, limited liability company or other similar Contract that is material to the Press Business, taken as a whole;

(iii)	Contract (or series of related Contracts) relating to the acquisition, disposition or lease of any Person, business or material real property or other material assets (whether by merger, sale of stock, sale of assets or otherwise), other than sales of inventory in the Ordinary Course of Business, that would be material to the Press Business, taken as a whole;

(iv)	sales, licensing, distribution, agency or marketing Contract (or series of related Contracts) that provides for aggregate payments by or to a Press Seller or Transferred Press Subsidiary in excess of $1,000,000;

(v)	Contract (or series of related Contracts with the same counterparty) relating to the purchase of any products or services necessary to operate the Press Business, that provides for aggregate payments by or to a Press Seller or Transferred Press Subsidiary in excess of $1,000,000, other than any Contract executed in the Ordinary Course of Business that is cancelable by Seller, the Press Sellers or the Transferred Press Subsidiaries without penalty on less than 90 days’ notice;

(vi)	Contract between any of the Transferred Press Subsidiaries, on the one hand, and any of its Affiliates (other than any other Transferred Press Subsidiary), on the other hand;

(vii)	Contract that limits in any material respect the freedom of Seller, the Press Sellers or the Transferred Press Subsidiaries to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Asset or that would otherwise limit in any material respect the freedom of the Press Business, Buyer or any of its Affiliates after the Closing Date;

(viii)	Contract involving any resolution or settlement of any actual or threatened Litigation, arbitration, claim or other dispute involving any material injunctive relief or payments in excess of $1,000,000;

(ix)	Contract granting any Person a right of first refusal, right of first offer or similar preferential right to purchase or acquire any Press Shares, or (other than in the Ordinary Course of Business) any material right, asset or property of any of the Transferred Press Subsidiaries;

(x)	Contract pursuant to which (i) any of the Press Sellers or any of the Transferred Press Subsidiaries (whether such agreements are held in the name of Seller, the Press Sellers or any of the Transferred Press Subsidiaries) grants to any Person rights in or to any Press Intellectual Property or (ii) any of the Press Sellers or any of the Transferred Press Subsidiaries (whether such agreements are held in the name of Seller, the Press Sellers or any of the Transferred Press Subsidiaries) receives from any Person rights in Intellectual Property which are used in the conduct of the Press Business (other than a Contract (a) for Software licensed on a non-exclusive basis with aggregate fees of less than $1,000,000 or (b) with respect to immaterial, commercially available, “off-the-shelf” Software under standard terms);

(xi)	Contract pursuant to which any of the Transferred Press Subsidiaries (whether such agreements are held in the name of Seller, the Press Sellers or any of the Transferred Press Subsidiaries) grants to or receives from any Person, rights in or to Information Technology Systems assets (other than: (a) Contracts for Software licensed on a non-exclusive basis with aggregate fees of less than $1,000,000; (b) Contracts with respect to immaterial, commercially available, non-customized, “off-the-shelf” Software licensed under standard terms; and (c) Contracts for Information Technology Systems assets with aggregate fees of less than $1,000,000);

(xii)	material Contract with any Governmental Authority;

(xiii)	collective bargaining agreement or other agreement with any union, labor organization, Works Council or employee association covering any employee of the Press Business entered into since January 1, 2016 and any collective bargaining agreement or other labor agreement being negotiated that would cover any employee of the Press Business;

(xiv)	Contract providing for capital expenditure by the Press Business or any Transferred Press Subsidiary with an outstanding amount of unpaid obligation and commitments in excess of $5,000,000;

(xv)	Contract in connection with the Press Business providing for aggregate payments of $10,000,000 or more containing “most favored nation” provisions; or

(xvi)	Contract providing for aggregate payments of $10,000,000 or more requiring that any Person be the sole and exclusive provider of any product to the Press Business or to any Transferred Press Subsidiary.

3.10.2	Each Contract set forth or required to be set forth on Schedule 3.10.1 (each, a “Material Contract”) is a valid and binding agreement of a Transferred Press Subsidiary, in full force and effect and enforceable in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity) and none of Seller, the Press Sellers or the Transferred Press Subsidiaries or, to the Knowledge of Seller, any other party thereto, is in default or breach and, to the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any such default or breach, in any material respect under the terms of, or has provided any written notice of any intention to terminate or modify, any such Material Contract.

3.10.3	Except as set forth on Schedule 3.10.3 or by way of consents to any required assignment of Contracts in accordance with the Restructuring Plan and the Micro Plan, no consent or approval of any third party is required under any Material Contract as a result of or in connection with the execution, delivery and performance of this Agreement, the Restructuring Plan, the Micro Plan or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

3.11	Assets; Real Property

3.11.1	The Transferred Press Subsidiaries have, or will at Closing have, good title to, or otherwise have, or will have, the right to use pursuant to a valid lease, license or similar contractual arrangement, all of the Assets, in each case free and clear of all Liens, other than Permitted Liens.

3.11.2	Except for any effects relative to Buyer’s decision not to acquire the equity interest in Embraco Europe or any of its assets other than the Italian Transferred Assets, the Assets, together with the assets to be made available to Buyer pursuant to the Ancillary Agreements, at Closing constitute all of the assets, interests and rights that are necessary to conduct the Press Business as conducted as of the date of this Agreement and as conducted for the 12 months prior to the Closing Date.

3.11.3	Except as otherwise set forth on Schedule 3.11.3, the plants, buildings, structures, material equipment and other material tangible personal property included in the Assets are in good repair, working order and operating condition in all material respects, subject only to ordinary wear and tear and continuing maintenance requirements, and are adequate and suitable for the purposes for which they are presently being used or held for use.

3.11.4	Schedule 3.11.4 sets forth a true and complete list of all of the real property owned by the Press Business as of the date of this Agreement (the “Owned Real Property”). Each of the Transferred Press Subsidiaries has, or will at Closing have, good title and all the title deeds and documents relevant to the Owned Real Property to prove its title. No third party has an outstanding option or right of first refusal to purchase or lease the Owned Real Property. There are no pending or, to the Knowledge of Seller, threatened condemnation proceedings before any Governmental Authority with respect to any Owned Real Property. The Owned Real Property located in Brazil are all formally classified as urban properties and duly enrolled upon the respective municipality and real estate registry office. Neither the Restructuring Plan nor the acquisition of the Press Shares violates Brazilian Laws applicable to the acquisition of rural properties by foreign companies and Brazilian companies with corporate control held by foreign entities, especially the restrictions and/or limitations provided by Federal Law No. 5,709/1971, Decree No. 74,965/1974 and Federal Law No. 8,629/1993.

3.11.5	Schedule 3.11.5 sets forth a true and complete list of all of the real property leased by Seller, any Press Seller or any Transferred Press Subsidiary necessary for the conduct of the Press Business as of the date of this Agreement (the “Leases”, and together with all interests leased pursuant to the Leases, the “Leased Real Property”). Each of the Transferred Press Subsidiaries is, or will at Closing be, the sole lessee of the Leased Real Property and has, or will at Closing have, good and valid title to the leasehold estates in all Leased Real Property. None of the Transferred Press Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property.

3.11.6	For the avoidance of doubt, this Section 3.11 does not address representations or warranties as to intellectual property or information technology matters, which are addressed solely in Sections 3.12 and 3.13 respectively.

3.12	Intellectual Property

3.12.1	Schedule 3.12.1(i) sets forth a complete and accurate list of each item of Registered Press Intellectual Property as of the date of this Agreement. For each such item of Registered Press Intellectual Property, Schedule 3.12.1(i) includes (i) the current owner or registrant (in the case of internet domain names) of record, (ii) the jurisdiction where the application, registration or issuance is filed, and (iii) any applicable registration, certificate or application number(s), (iv) any other Person that has an ownership interest in such Registered Press Intellectual Property and the nature of such ownership interest. All required filings and fees related to the Registered Press Intellectual Property have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars. Schedule 3.12.1(ii) sets forth a complete and accurate list of all material unregistered Trademarks included in the Press Intellectual Property as of the date of this Agreement. With respect to the Registered Press Intellectual Property, the applicable Press Seller has taken all reasonable steps to protect its rights in and to each such item of Registered Press Intellectual Property.

3.12.2	Except as set forth on Schedule 3.12.2, (i) a Press Seller or a Transferred Press Subsidiary exclusively owns, free and clear of any Liens, the Press Intellectual Property and (ii) no other Person, including any Governmental Authority, has or purports to have any ownership interest of any nature (whether exclusively, jointly or otherwise) in and to the Press Intellectual Property.

3.12.3	Except as provided in the agreements set forth on Schedule 3.12.3, all Press Intellectual Property owned by a Press Seller is freely assignable to a Transferred Press Subsidiary.

3.12.4

Schedule 3.12.4 contains a complete and accurate list as of the date of this Agreement of all: (i) Contracts pursuant to which any of the Press Sellers or any of the Transferred Press Subsidiaries grants to any Person rights in or to any Press Intellectual Property and (ii) Contracts pursuant to which any of the Press Sellers or any of the Transferred Press Subsidiaries receives from any Person rights in Intellectual Property with respect to the Press Business (other than Contracts (a) for Software licensed on a non-exclusive basis with annual fees of less than $100,000 and (b) with respect to immaterial, commercially available, “off-the-shelf” Software licensed under standard terms) (the “Licensed-In Press Intellectual Property”). As of the date of this Agreement, (i) each Contract disclosed on Schedule 3.12.4(i) or Schedule 3.12.4(ii) (each an “IP License Agreement”) is valid, binding and enforceable against the counterparty(ies) to such Contract and shall continue to be valid, binding and enforceable following the Closing Date. The Press Sellers and/or the Transferred Press Subsidiaries are not, and, to the Knowledge of Seller, none of the Press Sellers or the Transferred Press Subsidiaries, nor any other party to any IP License Agreement, is in breach or violation of, or default under any IP License Agreement. The Press Sellers or the Transferred Press Subsidiaries have all rights required to grant, or procure the grant by the Press Sellers or the Transferred Press Subsidiaries, the licenses and rights granted in each IP License Agreement disclosed on Schedule 3.12.4(i). No third party has as of the date of this Agreement made any claim against the Press Sellers or any Transferred Press Subsidiary, which, if proved to be valid, would prevent the grant of the licenses set out in the IP License Agreements disclosed on Schedule 3.12.4.

3.12.5	Except as set forth on Schedule 3.12.5, none of Seller, the Press Sellers or the Transferred Press Subsidiaries is party to any agreement with a third party that (i) restricts the disclosure, assignment to or use, exploitation or enforcement of Press Intellectual Property by Seller, the Press Sellers or Transferred Press Subsidiaries or (ii) grants an exclusive right with respect to any Press Intellectual Property.

3.12.6	The conduct of the Press Business does not infringe, misappropriate, violate, or otherwise conflict with, and since December 31, 2015 has not infringed, misappropriated, violated, or otherwise conflicted with, the rights of any Person in respect of any Intellectual Property and, to the Knowledge of Seller, none of the Press Intellectual Property is being infringed, misappropriated or otherwise violated by any Person, in each case, except as set forth on Schedule 3.12.6. Except as set forth on Schedule 3.12.6, as of the date of this Agreement there are no proceedings pending or, to the Knowledge of Seller, threatened which challenge the validity or enforceability of any rights in respect of any Press Intellectual Property.

3.12.7	Except as set forth on Schedule 3.12.7, all current and former employees, independent contractors and consultants who participated in the creation or contributed to the development of any Press Product or Press Intellectual Property have assigned all rights, title and interest in such Intellectual Property to Seller, a Press Seller or a Transferred Press Subsidiary pursuant to enforceable written agreements, the applicable work-for-hire doctrine or other conveyance of rights. No such employee, independent contractor or consultant has any right, license, claim or interest whatsoever in or with respect to any such Press Product or Press Intellectual Property.

3.12.8	The Press Sellers and the Transferred Press Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Trade Secrets included in the Press Intellectual Property including maintaining policies requiring all employees, consultants and independent contractors to agree to preserve the proprietary and confidential information included in the Press Intellectual Property.

3.12.9	Except as provided in the agreements set forth on Schedule 3.12.9 or by way of consents to any required assignment of IP License Agreements from Whirlpool do Brasil Ltda to Embraco Industria de Compressores e Solucoes em Refrigeracao Ltda in accordance with the Restructuring Plan and the Micro Plan, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will, with or without notice or lapse of time, result in, or give any Person the right or option to cause or declare, the loss or impairment of, or encumbrance on, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Press Sellers or the Transferred Press Subsidiaries’ rights with respect to any Press Intellectual Property or any Intellectual Property subject to any IP License Agreement or grant the assignment of or transfer to any Person of any right or interest under, to or in the Press Intellectual Property.

3.12.10	Except for any effects relative to Buyer’s decision not to acquire the equity interest in Embraco Europe or any of its assets other than the Italian Transferred Assets, together with the Intellectual Property to be made available to Buyer pursuant to the Ancillary Agreements, the Press Intellectual Property and the Licensed-In Press Intellectual Property include all Intellectual Property necessary to conduct the Press Business as of the date of this Agreement, including the exploitation of any and all Press Products.

3.12.11	Except as set forth on Schedule 3.12.11, no funding, facilities, or personnel of any Governmental Authority or any Governmental Authority-sponsored university or other educational institution have been used, directly or indirectly, to develop or create, in whole or in part, any Press Intellectual Property which have resulted in any Intellectual Property developed or created pursuant to such arrangement being owned, wholly or jointly, or assigned to any Governmental Authority or any Governmental Authority-sponsored university or other educational institution, or any Governmental Authority or any Governmental Authority-sponsored university or other educational institution receives any rights with respect to such Intellectual Property, other than non-exclusive, non-sublicensable rights to use such Intellectual Property for research purposes within a field of use that excludes the Press Business.

3.12.12	No Software licensed to Seller, the Press Sellers or the Transferred Press Subsidiaries is incorporated into or distributed with any proprietary Software used in the Press Business. Except as set forth on Schedule 3.12.12, each of Seller, the Press Sellers and the Transferred Press Subsidiaries has not disclosed, delivered or otherwise provided any source code for any proprietary Software used in the Press Business to any other Person.

3.12.13	Seller, with respect to the Press Business, the Press Sellers, and the Transferred Press Subsidiaries are not, and never were, a member of, or contributor to, any industry standards body or similar organization that requires or obligates the Press Sellers or the Transferred Press Subsidiaries to disclose, or grant or offer to any other Person, any license or right to, any Press Intellectual Property.

3.13	Information Technology

3.13.1	Schedule 3.13.1 sets forth all Information Technology Systems necessary to operate the Press Business as conducted as at the date of this Agreement. The Information Technology Systems are in good working condition to effectively perform all material information technology operations that are necessary to conduct the Press Business as of the date of this Agreement. To the Knowledge of Seller, all Information Technology Systems have been reasonably maintained by appropriately technically competent personnel, in accordance with reasonable maintenance standards set by the manufacturers or otherwise in accordance with reasonable maintenance standards prudent in the industry, to ensure proper operation, monitoring and use.

3.13.2	Since January 1, 2016, to the Knowledge of Seller there have been no material disruptions to, or material interruptions in, the conduct of the Press Business attributable to a defect, bug, breakdown, unplanned outage, or other failure or deficiency of any portion of the Information Technology Systems which have had a Material Adverse Effect. Seller, the Press Sellers and the Transferred Press Subsidiaries have implemented and as of the date hereof maintain a commercially reasonable disaster recovery program.

3.14	Data Protection

3.14.1	Privacy Policies

True and correct copies of all current internal and customer or user-facing Privacy Policies as at the date of this Agreement have been provided to Buyer.

3.14.2	Information Security Obligations

The Transferred Press Subsidiaries have established and as at the date of this Agreement maintain commercially reasonable information security procedures (including with respect to the collection and processing of Personal Data) and, to the Knowledge of Seller, the Transferred Press Subsidiaries have not in the two years prior to the date of this Agreement materially failed to comply with such information security procedures.

3.14.3	Data Breaches

To the Knowledge of Seller, the Transferred Press Subsidiaries have not in the two years prior to the date of this Agreement experienced a Data Breach that has had a Material Adverse Effect.

3.15	Litigation

Except as set forth on Schedule 3.15, as of the date of this Agreement, there is no, and since January 1, 2015 there has (with the exception of any Tax Litigation and of any Litigation that is an Excluded Liability) been no, Litigation relating to the Transferred Press Subsidiaries or the Press Business pending or, to the Knowledge of Seller, threatened by or against Seller, any Press Seller or Transferred Press Subsidiary, except as would not reasonably be expected, individually or in the aggregate, to (i) be material to the Press Business, taken as a whole, or otherwise materially interfere with the conduct of the Press Business in substantially the manner conducted as of the date of this Agreement or (ii) prevent or materially delay the transactions contemplated by this Agreement or any other Ancillary Agreement to which Seller or any Press Seller is, or is specified to be, a party.

Seller, the Press Sellers and the Transferred Press Subsidiaries are in compliance in all material respects with all settlement agreements or similar written agreements with any Governmental Authority and outstanding orders, enforcement notices, judgments, decrees, awards, rulings, decisions, verdicts, subpoenas and injunctions entered or issued by any Governmental Authority in relation to the Press Business.

3.16	Compliance with Laws; Consents

3.16.1	Except as set forth on Schedule 3.16.1, since January 1, 2015, (i) the Transferred Press Subsidiaries have been in compliance with and the Press Business has been conducted in compliance with, all applicable Law; and to the Knowledge of Seller (ii) neither the Transferred Press Subsidiaries nor the Press Business is under investigation with respect to, or has been threatened in writing to be charged with or given written notice of, any violation of any applicable Law, except, in each case, for such violations or notices of violations that are not, individually or in the aggregate, material to the Press Business, taken as a whole, or would otherwise materially interfere with the conduct of the Press Business in substantially the manner conducted as of the date of this Agreement.

3.16.2	Except as set forth on Schedule 3.16.2, Seller, the Press Sellers and the Transferred Press Subsidiaries, as applicable, own, hold or possess, and, upon completion of the Restructuring Plan and the Micro Plan, the Transferred Press Subsidiaries will own, hold or possess, all Permits necessary to enable the Transferred Press Subsidiaries to own, lease or otherwise hold their properties and assets and to conduct the Press Business as conducted as of the date of this Agreement, other than such Permits the absence of which would not have a Material Adverse Effect.

3.16.3	None of Seller, the Press Sellers or the Transferred Press Subsidiaries, as applicable, is a party to any Contract, arrangement or concerted practice or is carrying on any practice in relation to the Press Business, which in whole or in part may contravene, or may be invalidated by, any anti-trust, fair trading, dumping, state aid, consumer protection or similar legislation in any jurisdiction where the Press Business has assets or carries on business or sells its goods and services.

3.17	Environmental Matters

3.17.1	Except as set forth on Schedule 3.17:

(i)	since January 1, 2014, the Transferred Press Subsidiaries have been in compliance with all, the Press Business has been conducted in compliance with all, and the Real Property has been in compliance with all, applicable Environmental Law and the Transferred Press Subsidiaries or the Press Business or the Real Property received written notice of any investigation with respect to, or has been threatened in writing to be charged with, or received written notice of or received a written request for information regarding, any violation of or liability under applicable Environmental Law, except, in each case, for such non-compliance, investigations, threats, notices or requests for information that relate to matters that have been discharged or satisfied in all material respects or are not, individually or in the aggregate, material to the Press Business, taken as a whole, or would otherwise materially interfere with the conduct of the Press Business in substantially the manner currently conducted;

(ii)	Seller, the Press Sellers and the Transferred Press Subsidiaries, as applicable, own, hold or possess, and upon completion of the Restructuring Plan and the Micro Plan, the Transferred Press Subsidiaries will own, hold or possess, all Consents required by Environmental Law to enable the Transferred Press Subsidiaries to own, lease or otherwise hold its properties and assets and to conduct the Press Business as conducted as of the date of this Agreement other than such Consents the absence of which would not have a Material Adverse Effect; provided that, with regard to Consents required by Environmental Law which require Buyer to undertake administrative action to effect their transfer, Buyer uses commercially reasonable efforts to effect their transfer;

(iii)	since January 1, 2015, each of Seller, the Press Sellers and the Transferred Press Subsidiaries have been in compliance with all applicable Consents required by Environmental Law except, in each case, for such noncompliance that is not, individually or in the aggregate, material to the Press Business, taken as a whole, or would otherwise materially interfere with the conduct of the Press Business in substantially the manner currently conducted;

(iv)	none of Seller, the Press Sellers nor the Transferred Press Subsidiaries has entered into any agreement with any Person pursuant to which it has agreed to perform an investigation, remediation, clean-up, abatement, removal or monitoring (or words of similar import) resulting from the release of Hazardous Substances or to address any violation of Environmental Law under which Seller, the Press Sellers or the Transferred Press Subsidiaries have any outstanding material obligations;

(v)	there is no site to which Hazardous Substances generated by Seller, the Press Sellers, the Transferred Press Subsidiaries or the Press Business have been transported that is the subject of any action brought by a Governmental Authority under Environmental Law or that would be reasonably expected to result in Litigation, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect; and

(vi)	no Hazardous Substances have been disposed of or released by Seller, the Press Sellers, the Transferred Press Subsidiaries or the Press Business on, at, from or under any site, or any property owned, leased or used by Seller, the Press Sellers, the Transferred Press Subsidiaries or the Press Business at any time, for which the Transferred Press Subsidiaries or Press Business could reasonably be expected to be liable under any Environmental Law, except, in each case, as would not have a Material Adverse Effect.

3.17.2	Seller has made available to Buyer all (i) environmental site assessments, audits and investigations of remedial and contamination issues, and (ii) material environmental, health and safety compliance assessments or audits in its possession conducted on behalf of the Press Business since January 1, 2015 with respect to the Real Property, the Press Business and the Transferred Press Subsidiaries.

3.17.3	Notwithstanding any representations and warranties contained elsewhere in this Agreement, representations and warranties as to matters arising under Environmental Laws shall be governed exclusively by this Section 3.17 and Sections 3.4, 3.6 and 3.15.

3.18	Employees; Labor Matters

3.18.1	Except as set forth on Schedule 3.18.1(i) as at the date of this Agreement none of the Press Sellers or the Transferred Press Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement. Except as set forth on Schedule 3.18.1(ii), as at the date of this Agreement there are no labor unions or other organizations or groups representing or purporting or attempting to represent any employees employed by the Press Business. As at the date of this Agreement there has not occurred, or, to the Knowledge of Seller, been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to any such employees of the Press Business. As at the date of this Agreement there are no labor disputes currently subject to any grievance procedure or Litigation, or, to the Knowledge of Seller, threatened, with respect to any such employees.

3.18.2	Except as set forth on Schedule 3.18.2, since January 1, 2015, the Press Business has been conducted in material compliance with all foreign and US Laws applicable to the Press Business with respect to their respective employees and their own policies respecting employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety, privacy, worker classification and payroll taxes with respect to the employees. None of Seller or the Press Sellers is in receipt of a written complaint, demand letter or charge issued by a foreign, U.S. federal, state, or local agency that alleges a material violation of any applicable Law respecting employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety, privacy, worker classification or payroll taxes with respect to its employees.

3.18.3

Schedule 3.18.3(i) sets forth a true and complete list of the number of employees of the Press Business (“Press Employees”) in each jurisdiction as of the date of this Agreement. Schedule 3.18.3(ii) sets forth a true and complete list as of the date of this Agreement of all Press Employees (including any Italian Distribution Business Employee) who hold the corporate position of Vice President or above (“Senior Press Employees”) and such list correctly reflects their respective hire dates, employing entity, departments, location, positions, base salary, exempt or nonexempt status (where applicable), accrued but unused paid time off balance, housing, automobile and other allowances (where applicable), and whether such employee is full-time or part-time. As of the date of this Agreement no Senior Press Employee has given notice of his or her intention to terminate his or her employment relationship with the Press Business or a Transferred Press Subsidiary.

3.18.4	Except as would not reasonably be expected to give rise to any material liability of Buyer, (i) no Senior Press Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than as set forth on Schedule 3.18.4 or as provided under applicable Law and (ii) no Senior Press Employee has any change of control provisions that arise or will arise as a result of Closing that remain with any Transferred Press Subsidiary.

3.18.5	Except as set forth on Schedule 3.18.5 or to the extent obliged to do so under applicable Laws, none of Seller, the Press Sellers or the Transferred Press Subsidiaries has made any undertaking, aside from those resulting from the employment agreements of the Press Employees, from Benefit Plans, under local labor Law and/or under any applicable union or other collective bargaining agreement, nor any promise or announcement with respect to: (i) the stability, safeguarding or maintenance of employment within the Transferred Press Subsidiaries; or (ii) the compensation of and benefits provided to Press Employees.

3.18.6	Except as set forth on Schedule 3.18.6, no collective redundancy plan, voluntary departure plan, layoff, plant or site closure, plant or site transfer or other restructuring in respect of the Press Business, or any portion thereof, not in the Ordinary Course (“Business Restructuring”) is being implemented or prepared by any Transferred Press Subsidiary or the Press Business, nor has any Transferred Press Subsidiary or the Press Business made any statement or undertaking in connection with any possible future Business Restructuring and no Business Restructuring has been implemented by any Transferred Press Subsidiary or the Press Business in the last five years.

3.18.7	Notwithstanding any representations and warranties contained elsewhere in this Agreement, representations and warranties as to employees and labor matters shall be governed exclusively by this Section 3.18.

3.19	Employee Benefit Plans and Related Matters

3.19.1	Schedule 3.19.1 contains a true and complete list, as of the date of this Agreement, of each material Benefit Plan.

3.19.2

With respect to each material Benefit Plan, prior to the date hereof, Seller has made available to Buyer a current, accurate and complete copy thereof and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, (v) all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any governmental agency (including the United States Department of Labor and the IRS) and (vi) with respect to each Benefit Plan maintained for the benefit of employees outside of the United States, materials that are substantially similar to those required to be provided in clauses (i) through (v) (taking into account differences in applicable laws and practices).

3.19.3	Each material Benefit Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and applicable Law. Each Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities. None of Seller, the Press Sellers or the Transferred Press Subsidiaries has engaged in a transaction in connection with which any of the Press Sellers or the Transferred Press Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS, and, to the Knowledge of Seller, no circumstances exist which would reasonably be expected to adversely affect such qualification. There are no pending or, to the Knowledge of Seller, threatened actions involving any Benefit Plan (other than routine claims for benefits).

3.19.4	No Benefit Plan is, and neither Seller nor any of its Affiliates sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

3.19.5	Except as set forth on Schedule 3.19.5, none of Seller, the Press Sellers or the Transferred Press Subsidiaries sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance and health coverage (other than health care continuation coverage as required by applicable Law or for a limited and defined period of time following a termination of employment pursuant to an employment, severance or similar agreement).

3.19.6	None of Seller, the Press Sellers or the Transferred Press Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any employees or consultants of the Press Business for any Taxes incurred by such person, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

3.19.7	Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from Seller, the Press Sellers or the Transferred Press Subsidiaries becoming due, or material increase in the amount of any compensation due, to any of their respective employees or consultants, (ii) materially increase any benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Benefit Plan) or vesting of any compensation or benefits payable to or in respect of any employee or consultant or (iv) limit or restrict the right of Seller, the Press Sellers or the Transferred Press Subsidiaries to merge, amend or terminate any Benefit Plan. Without limiting the generality of the foregoing, no amount payable (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Benefit Plan or other compensation arrangement would be nondeductible under Section 280G or 162(m) of the Code.

3.20	Taxes

Except as set forth on Schedule 3.20 or as would not reasonably be expected to have a Material Adverse Effect, since January 1, 2015: (i) each of the Transferred Press Subsidiaries has timely filed (taking into account extensions) all income and all other material Tax Returns required to have been filed by or with respect to it, and has paid all income and all other material Taxes (whether or not shown on any such Tax Return), and all such Tax Returns are true, correct, and complete in all material respects and disclose all Taxes required to be paid by each Transferred Press Subsidiary for the periods covered thereby; (ii) there are as of the date of this Agreement no pending or, to the Knowledge of Seller, threatened claims, actions, suits, proceedings or investigations for the assessment or collection of material Taxes with respect to the Transferred Press Subsidiaries; (iii) there are no Liens for Taxes against any of the Transferred Press Subsidiaries’ assets, other than Permitted Liens; (iv) none of the Transferred Press Subsidiaries has executed or filed with any Taxing Authority any agreement extending the period for assessment or collection of any material Taxes; (v) no Transferred Press Subsidiary is a party to any Tax allocation, Tax sharing or similar arrangement pursuant to which it will have any obligation to make any payments on or after the Closing Date; (vi) there are as of the date of this Agreement no Tax rulings, request for rulings, or closing agreements relating to Taxes for which any of the Transferred Press Subsidiaries may be liable that could affect any of the Transferred Press Subsidiaries liability for Taxes for any Tax period ending after the Closing Date; (vii) no Transferred Press Subsidiary will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other Tax benefit, in each case in any Tax period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing; (viii) all material Taxes which any Transferred Press Subsidiary is required by applicable Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Authority; (ix) any power of attorney granted by any Transferred Press Subsidiary prior to Closing relating to Taxes will terminate and be of no effect following Closing; (x) there are no Tax credits, grants, or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring Plan and the Micro Plan) or (2) a failure by any Transferred Press Subsidiary to satisfy one or more requirements on which the credit, grant, or similar amount is or was condition; (xi) each Transferred Press Subsidiary has complied in all material respects with the intercompany transfer pricing provisions of Section 482 of the Code (and any analogous provision of any Law relating to Taxes), and specifically (1) all intercompany agreements to which any Transferred Press Subsidiary is party are on arm’s length terms for purposes of applicable Tax Laws and (2) all related or contemporaneous documentation required by such applicable Tax Laws has been prepared or obtained and, if necessary, retained.

3.21	Insurance

Schedule 3.21 sets forth a true and complete list as of the date of this Agreement of all insurance policies maintained by Seller, the Press Sellers and the Transferred Press Subsidiaries necessary to operate the Press Business (the “Insurance Policies”), including, with respect to each policy, a general description of the type of coverage provided (including whether it is a “claims made” or an “occurrence based” policy). Except for any such Insurance Policy which is replaced after the date of this Agreement upon cancellation or termination on substantially similar terms (subject to changes to such terms to reflect changes in the insurance market generally), all premiums with respect thereto covering all periods up to and including the Closing Date have been or will by the Closing Date be paid, and no written notice of cancellation or termination has been received with respect to any such Insurance Policy as of the date of this Agreement. There is no pending claim under any of such policies as to which coverage has been denied by the underwriters of such policies. The Insurance Policies are sufficient for compliance by the Press Business with all requirements of applicable Law and all agreements to which the Press Business or any Transferred Press Subsidiary is a party, and insure against risks of the kind customarily insured against, and insure in the amounts and subject to the limits and deductibles customarily carried, by companies in similar business to the Press Business.

3.22	Customers and Suppliers

3.22.1	Schedule 3.22.1 sets forth a true and complete list of (i) the top five customers of the Press Business in the household segment and (ii) the top 15 customers of the Press Business in the commercial segment, in each case based on revenues collected or accrued from January 1, 2017 through the date of this Agreement. None of Seller, the Press Sellers or the Transferred Press Subsidiaries as at the date of this Agreement has received any written notice that any such customer (x) has ceased or will cease to use the products or services of the Press Business or (y) has materially reduced or will materially reduce the use of products or services of the Press Business, including, in each case, as a result of this Agreement or the transactions contemplated hereby. As at the date of this Agreement, none of Seller, the Press Sellers or the Transferred Press Subsidiaries is involved in any material claim, dispute or controversy with any such customer.

3.22.2	Schedule 3.22.2 sets forth a true and complete list of the top ten suppliers to the Press Business in each of the household segment and the commercial segment, in each case by dollar amounts purchased, from January 1, 2017 through the date of this Agreement. None of Seller, the Press Sellers or the Transferred Press Subsidiaries has as at the date of this Agreement received any written notice that any such supplier will not sell raw materials, supplies and other products and services to the Press Business after the Closing Date on terms and conditions that are substantially similar to those used in its current sales to the Press Business, subject to customary price increases, including as a result of this Agreement or the transactions contemplated hereby. As at the date of this Agreement, none of Seller, the Press Sellers or the Transferred Press Subsidiaries is involved in any material claim, dispute or controversy with any such supplier.

3.23	Product Liability

Other than as set forth on Schedule 3.23, since January 1, 2015, all products designed, developed, manufactured, serviced, produced, modified, sold, leased, licensed, distributed or delivered by the Press Business, and any service provided by the Press Business, have complied in all respects with all express contractual terms, all express contractual warranties set forth in the applicable terms and conditions related thereto and warranties imposed by applicable Law, except in each case as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Press Business, taken as a whole. Since January 1, 2015, none of the Press Sellers or the Transferred Press Subsidiaries has incurred any material Loss as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling, instructions or otherwise) with respect to any product designed, developed, manufactured, serviced, produced, modified, sold, leased, licensed, distributed or delivered, or any service provided by the Press Business. None of the Press Sellers or the Transferred Press Subsidiaries have received any written notice since January 1, 2015 relating to any material claim involving any service provided or any product designed, developed, manufactured, serviced, produced, modified, leased, licensed, distributed, delivered or sold by or on behalf of the Press Business resulting from an alleged defect in design, manufacture, materials, workmanship or performance, or any alleged failure to warn, or from any alleged breach of implied representations or warranties, or any alleged non-compliance with any applicable Laws. There has been no product recall, rework or post-sale warning or similar action conducted by any of the Press Sellers or the Transferred Press Subsidiaries from January 1, 2015 through the date of this Agreement with respect to any product designed, manufactured, serviced, produced, modified, distributed, leased, licensed, delivered or sold by or on behalf of the Press Business.

3.24	Anti-Bribery Matters; Trade Compliance

3.24.1

Since January 1, 2013, none of Seller or any of the Press Sellers (in each case, with respect to the Press Business) or the Transferred Press Subsidiaries (including any of their respective officers, directors, agents or employees) has, directly or indirectly, taken any action which would cause it to be in violation of any anti-corruption, anti-bribery or anti-money laundering Law applicable to the Press Business (collectively, the “Anti-Bribery Laws”) or, in violation of such Anti-Bribery Laws: (i) used any corporate or other funds, directly or indirectly, for any bribes, unlawful incentives, unlawful rebates, kickbacks or other similar unlawful payments or transfers of value in connection with obtaining or retaining business or to secure a business advantage; or (ii) made any unlawful contributions, gifts, entertainment or other unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations.

3.24.2	Seller, including the Press Sellers and the Transferred Press Subsidiaries, has implemented internal controls applicable to the Press Business, which, at a minimum, are adequate to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; or (ii) transactions are recorded as necessary to; (a) permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements; (b) maintain accountability for assets; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.24.3	The Transferred Press Subsidiaries, or Seller or the Press Sellers with respect to the Press Business, have a customary anti-corruption compliance program applicable to the Press Business that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance with Anti-Bribery Laws.

3.24.4	None of the Press Sellers or the Transferred Press Subsidiaries, or any director, officer, employee, agent or Affiliate of the Press Sellers or the Transferred Press Subsidiaries is a Person that is, or is owned or controlled by Persons that are the target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”).

3.25	Brokers and Finders

Except for Citigroup Global Markets and Nimbus Capital, the fees of which will be paid by Seller, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Seller or any of its Affiliates, and no such Person is entitled to any fee or commission from Buyer or any of its Affiliates, in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

3.26	Restructuring Plan

The Restructuring Plan was prepared in good faith for the purposes of making available, and, except for any effects of Buyer’s decision not to acquire the equity interest in Embraco Europe or any of its assets other than the Italian Transferred Assets, the transactions contemplated by (or to be contemplated by) the Restructuring Plan and the Micro Plan will make available, to Buyer at Closing all the assets, properties, interests and rights (including real property and tangible personal property) used or held for use primarily in the Press Business or otherwise necessary for the Press Business to be fully operational on a stand-alone basis, when taken together with the assets to be made available to Buyer pursuant to the Ancillary Agreements.

4	Representations and Warranties of Buyer

Buyer represents and warrants to Seller and the Press Sellers as of the date hereof and on the Closing Date as follows:

4.1	Authorization; Binding Effect

Buyer has the full corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Buyer has duly executed and delivered this Agreement and, at or before Closing, will have duly executed and delivered the Ancillary Agreements to which it is, or is specified to be, a party. This Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party, will after Closing constitute, legal valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

4.2	Corporate Status

4.2.1	Buyer is duly organized, validly existing and, where the concept is recognized, in good standing under the laws of the jurisdiction in which it was organized, except where the failure to be in good standing would not reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreements to which it is a party.

4.2.2	Buyer is duly qualified or licensed to do business and, where the concept is recognized, in good standing in each of the jurisdictions in which such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreements to which it is a party.

4.3	Governmental Approvals

The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not require any Governmental Approvals to be obtained or sought, other than (i) compliance with any applicable requirements of the Competition Laws of the jurisdictions specified on Schedule 4.3, (ii) any approvals or filings under laws other than Competition Laws that, if not obtained or made, would not reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreements to which it is a party and (iii) such Governmental Approvals as may be required solely by reason of Buyer’s (as opposed to any third party’s) participation in the transactions contemplated hereby and thereby as specified on Schedule 4.3.

4.4	No Conflicts

The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with, contravene or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), (ii) give rise to a right to challenge the transactions contemplated hereby and thereby or (iii) require any consent, approval, waiver or authorization of any person under: (x) any applicable Law; (ii) the certificate of incorporation or by-laws or other organizational documents of Buyer; or (iii) any contract, agreement or other instrument applicable to Buyer or any of its properties or assets, except as would not prevent or materially delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreement to which it is a party.

4.5	Purchase for Investment

Buyer is acquiring the Press Shares for investment and not with a view toward any resale or distribution thereof, except in compliance with the Securities Act of 1933, as amended (the “Securities Act”). Buyer hereby acknowledges that the Press Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under the Securities Act.

4.6	Litigation

There is no Litigation pending or, to the knowledge of Buyer, threatened against or affecting Buyer relating to the transactions contemplated hereby or that would reasonably be expected to materially impair or delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreements to which it is a party.

4.7	Financial Ability to Perform

Buyer has as of the date hereof, and will have immediately prior to and at Closing, available, unrestricted access to funds sufficient to enable Buyer to perform all of its obligations hereunder, including delivering the Estimated Purchase Price and the Final Purchase Price to Seller, as and when contemplated by this Agreement, and to pay or otherwise perform all of the obligations of Buyer under the Ancillary Agreements. Without limiting this Section 4.7, in no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Buyer hereunder.

4.8	Brokers and Finders

Except for JPMorgan Securities Japan Co., Ltd., the fees of which will be paid by Buyer, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates, and no such Person is entitled to any fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement.

4.9	No Knowledge of Misrepresentations

As of the Cutoff Time, Buyer had no knowledge that any of the representations or warranties of Seller and the Press Sellers in this Agreement were not true and correct in all material respects.

5	Covenants

5.1	Covenants of Seller

5.1.1	Conduct of Business

From the date hereof until Closing, except as required to implement the Restructuring Plan and the Micro Plan, or with Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) Seller and each of the Press Sellers shall, and shall procure that the Transferred Press Subsidiaries shall, carry on the Press Business and the affairs of the Press Business only in the Ordinary Course of Business and shall use, and procure that the Transferred Press Subsidiaries use, their commercially reasonable efforts to preserve intact the Press Business’s business organizations and relationships with third parties and keep available the services of the current Press Employees. Without limiting the generality of the foregoing, from the date hereof until Closing, except as set forth on Schedule 5.1.1, as expressly contemplated by the Restructuring Plan and the Micro Plan, or with Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), with respect to the Press Business, Seller and the Press Sellers shall not, and shall procure that the Transferred Press Subsidiaries shall not:

(i)	materially amend the articles of incorporation, bylaws or other similar organizational documents of any Transferred Press Subsidiary;

(ii)	acquire a material amount of assets from any other Person except (i) pursuant to existing Contracts or (ii) otherwise in the Ordinary Course of Business;

(iii)	sell, lease, license or otherwise dispose of any material assets or properties of the Transferred Press Subsidiaries except (i) pursuant to existing Contracts, or (ii) sales of inventory or disposal of damaged goods or obsolete inventory or other Assets in the Ordinary Course of Business;

(iv)	create or otherwise incur any Lien on any asset of any Transferred Press Subsidiary, other than Permitted Liens or in the Ordinary Course of Business;

(v)	make any loans, advances or capital contributions to, or investments in, any other Person, other than extensions of trade credit to customers, or otherwise in the Ordinary Course of Business and other than to any Affiliate;

(vi)	settle, or offer or propose to settle, (i) any Litigation involving the Press Business (excluding any right to the extent relating to an Excluded Asset or Excluded Liability) in excess of $2,000,000 individually (or $15,000,000 in the aggregate), unless such settlement or compromise does not impose any material equitable relief on any Transferred Press Subsidiary, Buyer or its Affiliates, or (ii) any Litigation relating to the transactions contemplated by this Agreement;

(vii)	make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or request any ruling or similar guidance with respect to Taxes; in each case except if such action will have no material effect on the Tax liability of any Transferred Press Subsidiary for any Tax period beginning after the Closing Date;

(viii)	make any material change in any method of accounting or accounting practice, except for any such change required by reason of a concurrent change in applicable Law, US GAAP or IFRS (as applicable);

(ix)	accelerate the collection of any accounts receivable or delay the payment of any accounts payable in a manner inconsistent with past practices;

(x)	consummate, implement or discuss with any third party any collective redundancy plan, voluntary departure plan or any other employment restructuring measures, in each case affecting Press Employees;

(xi)	other than as required by applicable Law or the terms of an employee benefit plan, collective bargaining agreement, contract or Works Council agreement existing on the date hereof or, to the extent permitted by this Agreement, entered into after the date hereof:

(a)	increase the compensation or benefits of the Press Employees, other than increases in salaries or wages (x) in the Ordinary Course of Business or (y) in connection with the promotion of a Press Employee in the Ordinary Course of Business;

(b)	enter into any new (x) employment, change in control, or similar agreement with any Press Employee or (y) severance or similar agreement with any Press Employee;

(c)	(x) amend or terminate any Benefit Plan (other than immaterial amendments in connection with annual renewals of welfare Benefit Plans) or collective bargaining agreement or Works Council agreement or adopt any collective bargaining agreement or Works Council agreement or any plan or arrangement that would constitute a Benefit Plan or (y) amend any Benefit Plan, except to the extent such amendment was announced to the Press Employees and disclosed to Buyer prior to the date hereof; or

(d)	other than with respect to Whirlpool S.A. and Seller, accelerate the vesting or payment of amounts due to any Press Employee under any Benefit Plan;

(xii)	authorize for issuance, issue, sell or deliver (a) any capital stock of, or other equity or voting interest in, any Transferred Press Subsidiary or (b) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (x) shares of capital stock of, or other equity or voting interest in any Transferred Press Subsidiary, (y) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any Transferred Press Subsidiary (including rights, warrants or options) or (z) phantom stock or similar equity-based payment option with respect to any Transferred Press Subsidiary;

(xiii)	except in connection with implementation of the Restructuring Plan and the Micro Plan or effecting a capital reduction in a Transferred Press Subsidiary, split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of capital stock of, or other equity or voting interest in, any Transferred Press Subsidiary, or make any other change in the capital structure of any Transferred Press Subsidiary;

(xiv)	(a) sell, assign, transfer, grant any security interest in or otherwise encumber or dispose of any Intellectual Property rights of the Press Business (other than in connection with the completion of the Restructuring Plan and the Micro Plan); (b) grant any license to any Press Intellectual Property rights of the Press Business, other than non-exclusive licenses granted in the ordinary course of business; (c) abandon, allow to lapse, disclaim or dedicate to the public, or fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect all Registered Press Intellectual Property; or (d) fail to make any payments associated with the prosecution and maintenance of any Registered Press Intellectual Property set forth, or required to be set forth, on Schedule 3.12.1(i); or

(xv)	agree or commit to do any of the foregoing.

5.1.2	No Solicitation

Until the earlier of the termination of this Agreement and Closing, Seller shall not, and shall cause its Affiliates and any Persons acting on its behalf not to, directly or indirectly, (i) solicit or initiate any inquiries or proposals for the acquisition of any Press Shares or any material portion of the Press Business, whether by sale, merger or otherwise, or (ii) furnish or cause to be furnished any material non-public information concerning the Press Business to any Person (other than Buyer and its Representatives), other than as required by applicable Law or pursuant to Section 5.1.5 and after prior written notice to Buyer. Any violation of the restrictions set forth in the preceding sentence by any executive officer of Seller, any Press Seller or any Transferred Press Subsidiary or any investment banker, attorney or other advisor or Representative of any of the foregoing, shall be deemed to be a breach of this Section 5.1.2 by Seller or a Press Seller. Seller and the Press Sellers shall promptly after the execution hereof request each Person that has executed a confidentiality agreement in connection with its consideration of acquiring any Transferred Press Subsidiary or any material portion of the Press Business to return or destroy all confidential information furnished to such Person by or on behalf of Seller, the Press Sellers or any Transferred Press Subsidiary. Seller and each Press Seller shall, upon the request of Buyer and at Buyer’s sole cost and expense, use commercially reasonable efforts to hold, maintain and enforce any rights under any confidentiality agreements entered into by Seller and such Press Seller with any Person in connection with the proposed sale of the Press Business.

5.1.3	Access and Information

(i)	From the date hereof until the earlier of the termination of this Agreement and Closing, Seller and the Press Sellers shall, and shall procure that each Transferred Press Subsidiary shall (a) provide Buyer and its Representatives with reasonable access during normal business hours to the personnel, properties, assets, books and records (including Tax related books and records) relating to the Transferred Press Subsidiaries and the Press Business as Buyer shall reasonably request from time to time, and (b) furnish promptly to Buyer any information concerning the Transferred Press Subsidiaries or the Press Business as Buyer may reasonably request; provided that Seller may restrict the foregoing access to the extent required by applicable Law or if Seller reasonably believes that the information requested by Buyer is subject to confidentiality obligations to third parties or the disclosure of such information would result in the loss of attorney-client privilege (in which case Seller and the Press Sellers shall use commercially reasonable efforts to communicate the applicable information to Buyer in a way that would not violate such Law or confidentiality obligations or would not result in a loss of such privilege) or subject Seller to the risk of liability; and provided, further, that in the exercise of the foregoing rights, Buyer shall not, and shall cause its Representatives not to, unduly interfere with the operation and conduct of the Press Business. All information received pursuant to this Section 5.1.3 shall be governed by the terms of the Confidentiality Agreement. Any such furnishing of such information to Buyer or any investigation by Buyer shall not affect Buyer’s right to rely on any representations and warranties made in this Agreement.

(ii)

From the date hereof until the earlier of the termination of this Agreement and Closing, Seller shall, and shall cause the Transferred Press Subsidiaries to, retain all of the books and records (including Tax related books and records) relating to the Press Business in accordance with its respective record retention policies as presently in effect on the date hereof. On the Closing Date, Seller and each Press Seller shall deliver or cause to be delivered to Buyer copies of all books and records (including

Tax-related books and records, or portions thereof) to the extent relating to the Press Business, if any, in the possession of Seller or such Press Seller; provided, however, nothing in this Agreement shall be construed to require Seller to deliver to Buyer copies of consolidated or combined Tax Returns of Seller and its Affiliates or any other Tax Return unrelated to the Press Business.

(iii)	From and after the date hereof until the Closing Date, Seller shall furnish to Buyer (i) within 20 days after the last day of each calendar quarter, copies of all unaudited pro forma balance sheets and statements of income for the Press Business for such month and (ii) within 45 days after the last day of the fiscal year of the Press Business ending December 31, 2018, copies of the audited balance sheet and statements of operations, cash flows and stockholders’ equity for the Press Business as of such date for the fiscal year then ended. Each of the financial statements delivered pursuant to this Section 5.1.3(iii) shall be prepared in accordance with the Accounting Principles.

5.1.4	Public Announcements

Seller and each Press Seller shall not, and shall not permit their Affiliates to, make any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of Buyer, except as required by applicable Law, in which case Seller shall use its commercially reasonable efforts to provide Buyer with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to publication.

5.1.5	Restructuring Plan

(i)	Attached as Schedule 5.1.5 is Seller’s legal structure chart of the Transferred Press Subsidiaries to be sold by the Press Sellers to Buyer pursuant to this Agreement (the “Restructuring Plan”). Seller may in good faith, with the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed, periodically revise the Restructuring Plan. The separation of the Press Business from Seller and the Press Sellers, including as contemplated by the Restructuring Plan and any revisions thereto, (x) shall not materially adversely affect the operation of the Press Business after Closing and (y) shall be structured in Italy as either a transfer of a going concern (cessione di ramo d’azienda) or a contribution in kind of a going concern (conferimento in natura di ramo d’azienda) to Italy Newco, and not as a demerger.

(ii)	During the period from the date of this Agreement to the date that is 90 days from the date of this Agreement, Buyer and Seller shall negotiate in good faith any proposed amendments to the Restructuring Plan with a view to optimizing value to each of Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand. The performance of the covenants contained in this Section 5.1.5(ii) by either of Buyer or Seller shall not be a condition precedent to the obligation of any Party to consummate the transactions contemplated hereby.

(iii)	Seller shall, and shall cause its Affiliates to, prior to Closing, at Seller’s sole cost and expense, effect the Restructuring Plan in accordance with its terms and take all actions within its reasonable control contemplated by the Restructuring Plan and Buyer shall cooperate in good faith with respect thereto.

(iv)	During the period from the date of this Agreement to the day that is 90 days after the date of this Agreement, Seller shall, in consultation with Buyer, develop a micro plan (the “Micro Plan”) setting forth in reasonable detail the steps and transactions in furtherance of implementation of the Restructuring Plan and Seller’s obligations set forth in Section 5.1.5(v) (an initial draft of which shall be provided to Buyer no later than the day that is 30 days after the date of this Agreement). Seller may in good faith, with the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed, periodically revise the Micro Plan. The Micro Plan, as it may be so revised, shall be implemented and effected by Seller and its Affiliates prior to Closing.

(v)	Without limiting the generality of the foregoing, Seller shall, and shall cause its Affiliates to, prior to Closing, at Seller’s sole cost and expense, take all actions within its reasonable control to effect all transfers and to take such actions within its reasonable control as are necessary so that, except as set forth in the Transitional Services Agreement, (a) any right, Contract, Consent, asset or liability owned, used or held for use primarily in the conduct of the Press Business, or otherwise necessary for the Press Business to be fully operational on a stand-alone basis (other than Excluded Assets and Excluded Liabilities), including any Asset or Assumed Liability, is owned or held by a Transferred Press Subsidiary and (b) any right, Contract, Consent, asset or liability not owned, used or held for use primarily in the Press Business (other than Assets and Assumed Liabilities), including any Excluded Asset or Excluded Liability, is not owned or held by any Transferred Press Subsidiary. Prior to Closing, Seller shall consult in good faith with Buyer and keep Buyer reasonably informed on a current basis as to the implementation of the foregoing covenant in this Section 5.1.5(v) and the Restructuring Plan and the Micro Plan, and shall consider in good faith any comments or requests of Buyer with respect thereto.

5.1.6	Schedule Updates

Seller shall, from time to time prior to the Closing Date, but no more frequently than monthly, supplement the disclosure schedules with respect to any fact, event, development, occurrence or condition that would, in the absence of such update, reasonably be expected to cause a material breach of or material inaccuracy in any of the representations or warranties set forth in Article 3. If, as a result of the delivery of such update, Buyer has the right to terminate this Agreement pursuant to Section 8.1.6 but Buyer does not elect so to terminate this Agreement thereunder 30 days after receipt of such update (the “Termination Option Date”), then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to the matters specifically set forth in such update. No such supplement or amendment to the Schedules shall have any effect for the purpose of determining whether any Person is entitled to indemnification pursuant to Article 9.

5.1.7	Further Actions

(i)	Seller and the Press Sellers shall, as promptly as practicable and advisable (with a view to ensuring Closing occurs by the Initial Outside Date), file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by Seller and the Press Sellers pursuant to, and use their reasonable best efforts to do or cause to be done all other things necessary or desirable under applicable Law in connection with this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

(ii)	Seller and the Press Sellers shall, as promptly as practicable and advisable (with a view to ensuring Closing occurs by the Initial Outside Date), file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by Seller or the Press Sellers pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby, including filings pursuant to the Competition Laws.

(iii)	Seller shall use its reasonable best efforts to obtain, or cause to be obtained, all consents and approvals necessary or appropriate to permit consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that Seller shall not be required to agree to any restriction or limitation on any business of Seller other than the Press Business.

(iv)	Seller and the Press Sellers shall, and shall cause their Affiliates to, promptly coordinate, assist fully and cooperate with Buyer in providing such information and supplying such assistance as may be reasonably requested by Buyer in connection with the filings and other actions contemplated by Section 5.2.4, and to otherwise comply with the obligations of Seller and the Press Sellers set forth in Section 5.2.4.

(v)	Subject to the foregoing, Seller shall use its reasonable best efforts to take all other actions and to do all other things necessary, proper or advisable to consummate the transactions contemplated hereby by the Closing Date.

5.1.8	Further Assurances

Following Closing, Seller and the Press Sellers shall, and shall cause their respective Affiliates, from time to time, to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Buyer, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby and by the Ancillary Agreements.

5.1.9	Non-solicit

For a period of 24 months following the Closing Date, Seller and the Press Sellers shall not, and shall cause their Subsidiaries not to, directly or indirectly solicit (or cause to be directly or indirectly solicited) for employment (i) any Press Employee who is at the time of such solicitation, or was within the six months preceding such solicitation, an employee of Buyer or an Affiliate of Buyer or (ii) any other employee of Buyer or any of its Affiliates who was expressly first introduced to Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement, (any such Person described in the immediately foregoing clause (i) or clause (ii), a “Covered Business Employee”); provided that the foregoing restriction shall not apply to (x) generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which are not specifically targeted at such Covered Business Employees or (y) any Covered Business Employee whose employment is terminated by Buyer or any of its Affiliates (including any Transferred Press Subsidiary).

5.1.10	Non-Competition

As an inducement to cause Buyer to enter into this Agreement, Seller and the Press Sellers agree that for a period of three years after the Closing Date, neither it nor any of its Subsidiaries shall engage, either directly or indirectly, as a principal or for its own account, solely or jointly with others, or as stockholders in any corporation or joint stock association anywhere in the world in any Competing Business; provided that nothing herein shall prohibit (i) the acquisition by Seller, the Press Sellers or any of their Affiliates of a diversified business having not more than 10% of its sales (based on its latest annual financial statements) attributable to any Competing Business, (ii) the acquisition, holding of investments or direct or indirect ownership by Seller, the Press Sellers or any of their Affiliates of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Business, so long as such ownership interest represents not more than 10% of the aggregate voting power or outstanding capital stock or other equity interests of such Person or (iii) the acquisition by Seller, the Press Sellers or any of their Affiliates of any company or business that may include a Competing Business, provided that Seller, the Press Sellers and any of its Affiliates agree to divest the Competing Business within a reasonable period after Closing. Notwithstanding anything in this Agreement to the contrary, nothing within this Section 5.1.10 shall restrict the actions of Seller or any of its Affiliates with respect to the Retained Business.

5.1.11	Acknowledgement and Relief

Seller and each Press Seller acknowledges that: (i) Seller’s and each Press Seller’s obligations under Section 5.1.10 are reasonable in the context of the nature of the Press Business and the competitive injuries likely to be sustained by the Press Business and Buyer if Seller, any Press Seller or any of their Affiliates were to violate such obligations; (ii) the covenants in Section 5.1.10 are adequately supported by consideration from Buyer for the benefit of Seller and the Press Sellers; and (iii) the foregoing makes it necessary for the protection of the Press Business and Buyer that Seller and each Press Seller uphold Seller’s and each Press Seller’s obligations under Section 5.1.10 for the reasonable time period contained therein. It is the intention of the Parties that if any of the restrictions or covenants contained therein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform Section 5.1.10 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Seller and each Press Seller acknowledges that Buyer would be irreparably harmed by any breach of Section 5.1.10 and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Seller and each Press Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Seller and each Press Seller of Section 5.1.10, and Seller and each Press Seller consents to the entry thereof. If it shall be judicially determined that Seller or any Press Seller has violated Section 5.1.10, then the period applicable to each obligation that Seller and each Press Seller has been determined to have violated will automatically be extended by a period of time equal in length to the period during which such violation(s) occurred.

5.1.12	Settlement of Intercompany Arrangements and Business Hedging Contracts

(i)	On or prior to Closing, Seller and the Press Sellers shall take any and all actions necessary to (a) terminate any contract (other than any outstanding partially executed Ordinary Course trading contract or purchase order) between a Transferred Press Subsidiary, on the one hand, and Seller, any Press Seller or any of their Affiliates (other than a Transferred Press Subsidiary), on the other hand, and (b) cancel or repay and settle in cash any and all Indebtedness or other amounts owed (except for any such amounts arising out of Ordinary Course trading) by any Transferred Press Subsidiary to Seller, any Press Seller or any of their Affiliates (other than a Transferred Press Subsidiary), or by Seller, any Press Seller or any of their Affiliates (other than a Transferred Press Subsidiary) to any Transferred Press Subsidiary.

(ii)	From the date hereof until the earlier of the termination of this Agreement and Closing, Seller and the Press Sellers shall, and shall cause their Affiliates to, on the terms and subject to the conditions set forth in Section 5.1.3(i), promptly coordinate, assist and cooperate with Buyer in providing such information and supplying such assistance as may be reasonably requested by Buyer in connection with Buyer entering into hedging or swap Contracts, agreements or similar arrangements to replace the Business Hedging Contracts following Closing.

(iii)	To the extent any Business Hedging Contract cannot be transferred or assigned to a Transferred Press Subsidiary in a form such that no further third party consents would be required prior to Closing, Seller and the Press Sellers shall, and shall cause their respective Affiliates to, settle or cancel all such Business Hedging Contracts prior to Closing.

5.1.13	Confidentiality

Seller and the Press Sellers shall not, and shall cause their controlled Affiliates and Representatives not to, directly or indirectly, without Buyer’s consent, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information of any Transferred Press Subsidiary or otherwise relating to the Press Business or any information disclosed to Seller pursuant to the exercise of its rights under Section 5.2.1 (“Seller Restricted Information”); provided that the foregoing restriction shall not (i) apply to any information (a) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.1.13) or (b) independently developed by Seller, the Press Sellers or any of their Affiliates (other than by the Transferred Press Subsidiaries or the Press Business prior to Closing) without reference to any Seller Restricted Information, or (ii) prohibit any disclosure required by Law so long as, to the extent legally permissible, Seller or the Press Sellers provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure.

5.1.14	Transitional Services Agreement and Supply Agreement

(i)

Promptly after the date hereof, the Parties shall use reasonable best efforts and negotiate in good faith to draft and complete schedules to the Transitional Services Agreement on the basis of the principles set forth in the form of the Transitional Services Agreement attached hereto and with a view to making available to Buyer pursuant to the Ancillary Agreements, together with the Assets conveyed at Closing, all of the assets, interests and rights that are necessary to conduct the Press Business as conducted as of the date of this Agreement and as conducted for the 12 months prior to the Closing Date (except for any effects arising out of or relating to Buyer’s decision not to acquire the equity interest in Embraco Europe or any of its assets other than the Italian Transferred Assets) (the “TSA Principles”). In connection therewith, Seller and the Press Sellers shall, and shall procure that each Transferred Press Subsidiary shall, provide Buyer and its Representatives with reasonable access to local management of the Press Business, subject to and on the basis set forth in Section 5.1.3, for purposes of drafting and completing such schedules. Notwithstanding any other provision in this Agreement to the contrary, if (i)

all the conditions set forth in Article 7 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at Closing), (ii) at such time, all schedules to the Transitional Services Agreement have not been completed and agreed to by the Parties (“Disputed Schedules”), and (iii) Seller has delivered a written notice to Buyer setting forth why its proposal as to the Disputed Schedules reasonably complies with the TSA Principles, the fact that the Disputed Schedules have not been agreed to shall not be a basis for either Party refusing to consummate Closing. In such case, the services that are the subject of the Disputed Schedules shall be provided pursuant to the Transitional Services Agreement on the basis of Seller’s proposed version of such Disputed Schedules until the Parties otherwise agree. Nothing herein shall limit the right of any Party to seek indemnification under Article 9 with respect to any claim that the schedules to the Transitional Services Agreement do not comply with this Section 5.1.14(i) or any breach by the other Party of this Section 5.1.14(i).

(ii)	Promptly after the date hereof, and in any event prior to Closing, the Parties shall negotiate in good faith to draft, agree to and finalize a definitive Supply Agreement consistent with (i) the Supply Agreement Term Sheet set out on Exhibit A-1 and (ii) the principles set out on Exhibit A-2. In the event the Parties are unable to agree on a definitive supply agreement prior to Closing, upon Closing the terms in Exhibit A shall be binding upon the Parties, and such failure to agree shall not be a basis for either Party refusing to consummate Closing.

5.2	Covenants of Buyer

5.2.1	Access and Information

(i)

After Closing, Buyer shall, and shall cause the Transferred Press Subsidiaries to, at Seller’s sole cost and expense (x) give Seller and its Representatives reasonable access during normal business hours to the personnel, properties, assets, book and records relating to the Press Business to the extent they are necessary to (a) prepare for and participate in any investigation and defend or prosecute any claims relating to or involving Seller or any of the Press Sellers, or in relation to the Press Business and in which Seller or any of the Press Sellers has an interest (in each case, other than directly in connection with any arbitration proceeding brought under Section 11.14, the rules of discovery of which shall be governed by the ICC Rules of Arbitration), (b) discharge Seller’s obligations under this Agreement and (c) comply with financial reporting requirements and (y) afford Seller and its Representatives reasonable assistance in connection with the foregoing. All information received pursuant to this Section 5.2.1(i) shall be governed by the terms of the Confidentiality Agreement and Section 5.1.13. Buyer may restrict the foregoing access and assistance to the extent required by applicable Law or if Buyer reasonably believes that the information requested by Seller is subject to confidentiality obligations to third parties or the disclosure of such information would result in the loss of attorney-client privilege (in which case Buyer shall use commercially reasonable efforts to communicate the applicable information to Seller in a way that would not violate such Law or confidentiality obligations or would not result in a loss of such privilege). In exercising its rights set forth in this Section 5.2.1(i), Seller shall not, and shall cause its Representatives not to, unduly interfere with the operation and conduct of the Press Business and any other business of Buyer. All information received pursuant to this Section 5.2.1(i) shall be subject to Section 5.1.13.

(ii)	After Closing, Buyer shall, and shall cause the Transferred Press Subsidiaries to, retain all of the books and records relating to the Press Business in accordance with its respective record retention policies as presently in effect on the date hereof, or as may be reasonably amended and notified to Buyer prior to Closing, provided, however, that such books and records shall be kept for a minimum period of 7 years following the Closing Date (which, for the avoidance of doubt, shall prevail over any record retention policies which provide for a shorter retention period). Following the expiration of the seven-year period beginning on the Closing Date, Buyer shall not dispose, or permit the disposal, of any such books and records not required to be retained under such policies without giving 60 days’ prior written notice to Seller and offering to deliver the same to Seller at Seller’s expense.

5.2.2	Public Announcements

Buyer shall not, and shall not permit its Affiliates to, make any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of Seller, except as required by applicable Law, in which case Buyer shall use its commercially reasonable efforts to provide Seller with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to publication.

5.2.3	Guarantees and Third Party Assurances

The Parties shall use commercially reasonable efforts to cooperate to ensure that all guarantees set forth on Schedule 5.2.3 are either replaced with a guarantee in the name of Buyer or any of its Affiliates, or that Seller or its Affiliates (other than the Transferred Press Subsidiaries) (collectively, the “Seller Guarantors”) is released from its obligations in respect of such guarantee, in each case at Closing. In addition, for 12 months following Closing at Seller’s sole cost and expense, the Parties shall use commercially reasonable efforts upon becoming aware of any other guarantees in the name of any Seller Guarantor in respect of the Press Business to either replace such guarantee with a guarantee in the name of Buyer or any of its Affiliates or procure that such Seller Guarantor is released from its obligations in respect of such guarantee. In the event that any Seller Guarantor remains liable under any such guarantee after Closing, (a) such Seller Guarantor shall be indemnified by Buyer from and against the amount of any and all Losses incurred by such Seller Guarantor to the extent arising out of such guarantee, (b) if Seller so requests in writing, Buyer shall cooperate, or continue to cooperate, with Seller and Buyer and Seller shall use their respective commercially reasonable efforts to terminate or cause to be terminated as provided above, or cause Buyer or one of its Affiliates to be substituted in all respects for any such Seller Guarantor in respect of, all liabilities of the Seller Guarantors under any surviving guarantee and (c) Buyer shall not, and shall cause the Transferred Press Subsidiaries not to, renew or extend the term of or increase its obligations under, or transfer to another third party, any loan, lease, Contract or other obligation for which any Seller Guarantor is liable under such guarantee unless Buyer or one of its Affiliates is substituted in all respects for the Seller Guarantors, and the Seller Guarantors are released in respect of all liabilities of the Seller Guarantors, under such guarantee.

5.2.4	Certain Governmental Approvals

(i)	Buyer shall take any and all actions and do all things necessary, proper or advisable to enable all waiting periods (including any extensions thereof) under any Competition Law to expire or terminate, and for any appropriate Consents under any Competition Law to be received, and to avoid or eliminate each and every impediment under any Competition Law asserted by any Governmental Authority or third party, in each case, in order to cause the transactions contemplated by this Agreement to occur prior to the Initial Outside Date.

(ii)	Buyer shall, as promptly as practicable and advisable (with a view to ensuring Closing occurs by the Initial Outside Date), file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by Buyer pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby, including filings pursuant to the Competition Laws.

(iii)	All filing fees payable in connection with the applications, notifications, information, or filings pursuant to Competition Laws shall be paid 50% by Buyer and 50% by Seller.

(iv)

Each of Buyer, Seller and the Press Sellers shall respond promptly to any requests for additional information or documentary materials by any Governmental Authority under any Competition Law. Each of Buyer, Seller and the Press Sellers shall cooperate fully with each other in responding to such requests, including by (i) promptly notifying and furnishing each other Party’s legal counsel copies of any correspondence or communication (including, in the case of any oral communication, a summary thereof) with a Governmental Authority, or any filing such Party submits to any Governmental Authority, (ii) consulting with and permitting each other Party’s legal counsel to review in advance any proposed filing and any written or oral communication or correspondence to any Governmental Authority, and (iii) considering in good faith the views of each other Party in connection with any proposed filing and any written or oral communication or correspondence to any Governmental Authority. None of Buyer, Seller or

any Press Seller shall agree to, or permit any of its Affiliates or Representatives to, participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation, inquiry or any other matter relating to Competition Laws or any transaction contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting or discussion.

(v)	If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Litigation is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as a violation of any Competition Law, Buyer and Seller shall take all steps necessary to promptly resolve such objections, including contesting, defending and appealing the Litigation and any threatened or pending action therein. Buyer shall, and shall cause its controlled Affiliates to, take all actions, including agreeing to hold separate or to divest, license or otherwise dispose of any of the businesses or properties or assets of Buyer, any of its Affiliates, or the Press Business, as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the applicable Competition Law and permit Closing prior to the Initial Outside Date or (y) by any domestic or foreign court or other tribunal, in any action or proceeding brought by any Governmental Authority or private party challenging such transactions as a violation of any Competition Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated hereby prior to the Initial Outside Date.

(vi)	From the date hereof until Closing, Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire any assets or business, including any Person (or securities or subdivision thereof) that is engaged in any compressor manufacturing business, if the entering into of a definitive agreement relating to the consummation of such acquisition, would reasonably be expected to materially delay the expiration or termination of any waiting periods (including any extensions thereof) or any Consents under any Competition Law necessary for the consummation of the transactions contemplated hereby. From the date hereof until Closing, Buyer shall consult with its antitrust counsel with respect to the foregoing covenant prior to entering into any definitive agreement.

(vii)	Each of Buyer, Seller and the Press Sellers shall coordinate and cooperate with each other in exchanging such information and supplying such assistance as may be reasonably requested by the other Parties in connection with the filings and other actions contemplated by Section 5.1.7 and this Section 5.2.4. Each of Buyer, Seller and the Press Sellers shall promptly inform the other Parties of any communication, and any proposed understanding, undertaking or agreement, with any Governmental Authority regarding any filings or other actions contemplated by Section 5.1.7 and this Section 5.2.4.

5.2.5	Further Actions

(i)	Subject to Section 5.2.4, Buyer shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby by the Closing Date.

(ii)	Buyer shall procure and have available, as of Closing, funds sufficient to pay all of the cash amounts required to be provided by Buyer for the consummation of the transactions contemplated by this Agreement, including any amounts payable in connection with the adjustments contemplated by Section 2.5 and all related fees and expenses required to be paid by Buyer as of the date of the consummation of such transactions.

5.2.6	Conduct of Business

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Press Business prior to Closing in violation of Law.

5.2.7	Further Assurances

Following Closing, Buyer shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Seller, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby.

5.2.8	Cutoff Time

If, as a result of information provided to Buyer via the Intralinks virtual data room between the Cutoff Time and the date of this Agreement, Buyer becomes aware of any of the representations or warranties of Seller and the Press Sellers in this Agreement being not true and correct, Buyer shall notify Seller within ten (10) Business Days of the date of this Agreement.

6	Employees and Employee Benefit Plans

6.1	General

6.1.1	During the period commencing on the Closing Date and ending on the first anniversary thereof, Buyer shall not effect a collective dismissal of Press Employees to accomplish the closing or shut down of any manufacturing facility in full or substantially as a whole and shall not constructively effect any such collective dismissal by means of a collective reduction of the base salary and incentive compensation opportunities of the employees within the Transferred Press Business at any manufacturing facility.

6.1.2	Buyer will cause any employee benefit plans which the employees of the Transferred Press Subsidiaries are eligible to participate in to take into account for purposes of eligibility and vesting thereunder, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by employees of the Transferred Press Subsidiaries as if such service were with Buyer, to the same extent such service was credited under a comparable plan. During the period commencing on the Closing Date and ending on the first anniversary thereof, Buyer shall (i) honor all employee benefit obligations to current and former employees under the employee benefit plans and (ii) maintain in effect with respect to Press Employees base salary, incentive compensation opportunities and employee benefits (other than any stock incentive or equity plans opportunities or benefits), in each case that are no less favorable in the aggregate to the Press Employees than those in effect immediately prior to the Closing Date. Notwithstanding the foregoing, nothing contained herein shall obligate Buyer to maintain any particular employee benefit plan.

6.1.3	No provision in this Agreement shall modify or amend any Benefit Plan. This Section 6.1.3 shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such Benefit Plan. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Benefit Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

6.1.4	Upon completion of the Restructuring Plan and the Micro Plan, the employment contracts of the Italian Distribution Business Employees will be transferred as part of the Italian Distribution Business to Italy NewCo in accordance with the Italian provisions implementing European Directive 2001/23 of 12 March 2001 (the “Acquired Rights Directive”). Without prejudice and in addition to the obligations of Buyer set out in Sections 6.1.1, 6.1.2 and 6.1.3 above (which shall apply also with respect of the Italian Distribution Business Employees), and of the Italian provisions implementing the Acquired Rights Directive, during the period commencing on the Closing Date and ending on the first anniversary thereof, Buyer shall ensure that the Italian Distribution Business Employees are not relocated outside the Province of Turin. Buyer acknowledges and agrees that all liabilities related to the Italian Distribution Business Employees transferred pursuant to the Acquired Rights Directive shall be borne by Buyer. If a transfer of the Italian Distribution Business Employees pursuant to the Acquired Rights Directive is not achievable by the Closing Date and, as a result, Embraco Europe terminates the employment of the Italian Distribution Business Employees, any liabilities arising out of such termination, including any costs of continued employment during any mandatory information, consultation, or other statutory process required by the dismissal shall be borne 50% by Buyer and 50% by Seller.

7	Conditions Precedent

7.1	Conditions to Obligations of Each Party

The obligations of the Parties to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Parties) on or prior to the Closing Date of the following conditions:

7.1.1	Competition Laws

The notifications and filings of Buyer and Seller pursuant to the Competition Laws, which are set forth on Schedule 7.1.1, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated or appropriate Consents shall have been received.

7.1.2	Regulatory Approvals

The regulatory approvals set forth on Schedule 7.1.2 shall have been received.

7.1.3	No Injunctions

The consummation of the transactions contemplated hereby or by the Ancillary Agreements shall not have been enjoined, made illegal or prohibited by applicable Law or any judgment, injunction, order or decree.

7.2	Conditions to Obligations of Buyer

The obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by Buyer), on or prior to the Closing Date, of the following additional conditions:

7.2.1	Restructuring Plan

The Restructuring Plan and the Micro Plan shall have been completed in accordance with their respective terms, as such terms may be modified in accordance with Section 5.1.5, and all transactions and other actions contemplated by the Restructuring Plan shall have been consummated and completed, except to the extent such failure to consummate or complete the Restructuring Plan and the Micro Plan does not materially adversely affect the operation of the Press Business following Closing.

7.2.2	Representations and Warranties

(i) Each of the representations and warranties of Seller and the Press Sellers set forth in Sections 3.1, 3.2, 3.3.1, 3.3.2, 3.3.3 and 3.25 shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date, and (ii) the other representations and warranties of Seller and the Press Sellers contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect).

7.2.3	No Material Adverse Effect

Since the date of this Agreement, there shall not have occurred, and be continuing, a Material Adverse Effect.

7.2.4	Covenants

Subject to Section 5.1.14, each of Seller and the Press Sellers shall have, in all material respects, duly performed and complied with all agreements and conditions required hereby to be performed or complied with by it prior to or on the Closing Date, other than the covenant contained in Section 5.1.5, with respect to which the condition contained in Section 7.2.1 shall apply.

7.2.5	Certificate

Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Sections 7.2.1, 7.2.2, 7.2.3 and 7.2.4 have been satisfied.

7.3	Conditions to Obligations of Seller

The obligations of Seller and the Press Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by Seller), on or prior to the Closing Date, of the following additional conditions:

7.3.1	Representations and Warranties

(i) Each of the representations and warranties of Buyer set forth in Sections 4.1, 4.2 and 4.8 shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date, and (ii) the other representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), with only such exceptions as would not in the aggregate reasonably be expected to materially impair Buyer’s ability to perform its obligations hereunder (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to material impairment).

7.3.2	Covenants

Subject to Sections 5.1.5(ii) and 5.1.14, Buyer shall have, in all material respects, duly performed and complied with all agreements and conditions required hereby to be performed or complied with by it prior to or on the Closing Date.

7.3.3	Certificate

Buyer shall have delivered to Seller a certificate, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Sections 7.3.1 and 7.3.2 have been satisfied.

8	Termination

8.1	Termination

This Agreement may be terminated at any time prior to Closing:

8.1.1	by the written agreement of Buyer and Seller;

8.1.2	by Seller, with written notice to Buyer, or Buyer, with written notice to Seller, if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m., Eastern (Daylight) time, on April 24, 2019 (the “Initial Outside Date”), unless the failure to consummate the transactions contemplated hereby shall be due to the failure of the terminating Party to materially perform or materially comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to Closing, provided, however, that such date may be extended by either Seller or Buyer to October 24, 2019 (the “Second Outside Date”) if, by 5:00 p.m., Eastern (Daylight) time on the Initial Outside Date, all of the conditions set forth in Article 7 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at Closing), except for the conditions set forth in Sections 7.1.1, 7.1.2 and 7.1.3, or as otherwise mutually agreed between Seller and Buyer. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to this Section 8.1.2, in which case the term “Outside Date” shall mean the Second Outside Date;

8.1.3	by Seller, with written notice to Buyer, or Buyer, with written notice to Seller, if any Governmental Authority shall have issued an order (which order Seller and Buyer shall attempt to lift in compliance with their obligations set forth in Section 5.1.7(iii) and Section 5.2.4(v), respectively), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order shall have become final and non-appealable, unless the issuance or failure to lift such order shall be due to the failure of the terminating Party to materially perform or materially comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to Closing;

8.1.4	by Seller, with written notice to Buyer, or Buyer, with written notice to Seller, if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy by the Outside Date a condition precedent to the terminating Party’s obligations to consummate the transactions contemplated hereby, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to materially perform or materially comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to Closing;

8.1.5

by Seller, with written notice to Buyer, if (i) Buyer does not effect Closing within 10 Business Days after notice by Seller to Buyer that the conditions to the obligations of Seller have been satisfied or waived (other than those conditions that are by their nature to be satisfied by actions taken at Closing) and (ii) at the time of such notice and at the time of such termination pursuant to this Section 8.1.5, the conditions to the obligations of Seller shall have been and remain satisfied or waived (other than those conditions that are by their nature to be satisfied by actions taken at Closing);

8.1.6	by Buyer, with written notice to Seller, if there has been a violation or breach by Seller of any covenant, representation or warranty contained in this Agreement that would cause any of the conditions to the obligations of Buyer set forth in Article 7 not to be satisfied and such violation or breach is not cured by (i) the Outside Date or (ii) if such violation or breach is disclosed to Buyer pursuant to Section 5.1.6, by the close of business on the date immediately prior to the Termination Option Date, and such violation or breach has not been waived by Buyer; or

8.1.7	by Seller, with written notice to Buyer, if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement that would cause any of the conditions to the obligations of Buyer set forth in Article 7 not to be satisfied and such violation or breach is not cured by the Outside Date, and such violation or breach has not been waived by Seller.

8.2	Effect of Termination

In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party hereto or any of its Affiliates or Representatives, except as specified in this Section 8.2 and Sections 11.1, 11.2, 11.6, 11.12, 11.13, 11.14 and 11.16; provided that no such termination (or any provision of this Agreement) shall relieve any Party from liability for any damages for a knowing and intentional breach of any covenant hereunder. If the transactions contemplated hereby are terminated as provided herein:

(i)	Buyer shall return to Seller all documents and other materials received from Seller, the Press Sellers and their respective Affiliates and Representatives relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, and shall destroy all copies of or materials developed from any such documents or other materials and confirm such destruction in writing to Seller; provided, however, that solely for purposes of asserting or protecting its rights under this Agreement or any Ancillary Agreement, Buyer may retain one copy of all such documents or other materials; and

(ii)	all confidential information received by Buyer and its Affiliates and Representatives with respect to Seller, the Press Sellers, the Transferred Press Subsidiaries and the Press Business shall otherwise be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

9	Indemnification

9.1	Indemnification by Seller

Seller shall indemnify and hold harmless each of Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) from and against any and all liabilities and obligations, Taxes, losses or damages (whether absolute, accrued, conditional or otherwise) and out-of-pocket expenses and reasonable and documented attorneys’ and accountants’ fees and expenses, whether involving a Third Party Claim or a claim solely between the Parties (collectively, “Losses”), resulting from or arising out of:

9.1.1	any breach of or inaccuracy in any representation or warranty made by Seller or the Press Sellers in Article 3 (other than Section 3.20, which shall be governed exclusively by Section 10.5);

9.1.2	any breach or failure of Seller or the Press Sellers to perform any covenant or agreement hereunder (other than a covenant or agreement set forth in Section 5.1.1(vii) or Article 10, which shall be governed exclusively by Article 10);

9.1.3	the matters set forth on Schedule 9.1.3;

9.1.4	the matters set forth on Schedule 9.1.4;

9.1.5	the matters set forth on Schedule 9.1.5; and

9.1.6	any and all Excluded Liabilities and any and all reasonable Losses suffered or incurred by Buyer Indemnitees in respect of such Excluded Liabilities.

The rights of each Buyer Indemnitee under this Section 9.1 shall not be affected by any knowledge of Buyer or any of its Affiliates after the Cutoff Time of any breach of representation, warranty, covenant or agreement, whether such knowledge came from Seller, any Press Seller or any other Person, or any waiver of any condition set forth in Section 7.

9.2	Indemnification by Buyer

9.2.1	Buyer shall indemnify and hold harmless Seller, the Press Sellers and their respective Affiliates and Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses resulting from or arising out of (a) any breach of any representation or warranty made by Buyer in Article 4, or (b) any failure of Buyer to perform any covenant or agreement hereunder (other than a covenant or agreement with respect to Taxes set forth in Article 10, which shall be governed by that Article).

9.2.2	Buyer shall, save as otherwise provided in this Agreement, indemnify and hold harmless Seller and the Press Sellers against any and all Assumed Liabilities and any and all reasonable Losses suffered or incurred by Seller Indemnitees in respect of such Assumed Liabilities.

9.3	Certain Limitations

9.3.1	Seller shall not be required to indemnify Buyer Indemnitees with respect to any claim for indemnification pursuant to Section 9.1.1: (i) for any Losses (or series of Losses relating to the same facts and circumstances) if the amount of such Losses is less than $100,000 (a “De Minimis Loss”); and (ii) unless and until the aggregate amount of its Losses (excluding any De Minimis Losses) exceeds $10,000,000 (the “Threshold Amount”), in which case Seller shall only be responsible for the amount of such Losses in excess of the Threshold Amount, and the aggregate liability of Seller to Buyer Indemnitees for all breaches of Section 9.1.1 (other than with respect to breaches of or inaccuracies in the representations and warranties contained in Sections 3.17 and 3.23, and, solely with respect to Brazil, Section 3.18 shall not exceed $108,000,000 (the “Cap”); provided that neither the Threshold Amount nor the Cap shall apply with respect to claims for indemnification: (A) based on breaches of or inaccuracies in the representations and warranties contained in Sections 3.1, 3.2, 3.3.1, 3.3.2, 3.3.3 and 3.25 (the “Fundamental Warranties”); (B) based on breaches or inaccuracies in the representations and warranties contained in Sections 3.11.2, 3.12.10 and 3.26; or (C) for claims of knowing and intentional breach or fraud; provided further that claims for indemnification based on breaches of or inaccuracies in the representations and warranties contained in Sections 3.11.2, 3.12.10, 3.17, 3.23 and 3.26, and, solely with respect to Brazil, Section 3.18 shall not be subject to the De Minimis Loss exclusion. The aggregate liability of Seller to Buyer Indemnitees with respect to claims for indemnification based on the Special Liabilities shall not exceed $162,000,000 (the “Special Cap”); provided that the Special Cap shall not apply with respect to claims for indemnification: (A) based on breaches of or inaccuracies in any Fundamental Warranties; or (B) for claims of knowing and intentional breach or fraud. In any case, the aggregate liability of Seller to Buyer Indemnitees under this Agreement shall not exceed the Final Purchase Price, except in the case of knowing and intentional breach or fraud.

9.3.2	Buyer shall not be required to indemnify Seller Indemnitees with respect to any claim for indemnification pursuant to Section 9.2.1(a): (i) for any De Minimis Losses; and (ii) unless and until the aggregate amount of its Losses (excluding any De Minimis Losses) exceeds the Threshold Amount, in which case Buyer shall only be responsible for the amount of such Losses in excess of the Threshold Amount and the aggregate liability of Buyer to Seller Indemnitees under Section 9.2.1(a) shall not exceed the Cap; provided that neither the Threshold Amount nor the Cap shall apply with respect to claims for indemnification based on breaches of or inaccuracies in the representations and warranties contained in Section 4.1, 4.2, 4.3 or 4.8 or for claims of knowing and intentional breach or fraud. In any case the aggregate liability of Buyer to Seller Indemnitees under this Agreement shall not exceed the Final Purchase Price, except in the case of claims for knowing and intentional breach or fraud.

9.3.3	Buyer shall not be entitled to indemnification for those portions of any Losses: (i) subject to Section 9.7, that have arisen as a result of any act or omission by Buyer or any of its Affiliates or Representatives on or after the Closing Date (including resulting from any change in their respective accounting principles, practices or methodologies and any Losses arising from any breach of their respective obligations under this Agreement or any Ancillary Agreement), other than any act or omission following Closing that constitutes the continuation of an activity that gave rise to a Loss prior to Closing or that is allowed under Section 9.7; or (ii) that were subject to any adjustment to the Final Purchase Price pursuant to Sections 2.3 and 2.5. For the avoidance of doubt, no Indemnified Party shall be compensated more than once for the same Loss.

9.3.4	Notwithstanding anything in this Agreement to the contrary, for purposes of calculating the amount of any Losses subject to indemnification pursuant to this Article 9 or Article 10, the representations and warranties contained in Articles 3 and 4 hereof (other than those contained in Section 3.10) shall be deemed not qualified by any references therein to materiality, “material adverse effect,” “Material Adverse Effect,” or any other terms similar thereto.

9.3.5	Except as set forth in Section 2.6, the rights to indemnification provided for in this Article 9 and Article 10 shall be the sole and exclusive remedy for monetary damages of Buyer or Seller, as the case may be, after Closing for any breaches of or inaccuracy of any representation, warranty, covenant or agreement of Seller or Buyer, respectively, herein or any other breach of or claim under this Agreement.

9.3.6	No Buyer Indemnitee or Seller Indemnitee shall be entitled to double recovery for any Losses. In calculating amounts payable to any Buyer Indemnitee or any Seller Indemnitee hereunder, the amount of any indemnified Loss shall be determined without duplication of any other Loss for which an indemnification claim has been made with respect to any other representation or warranty, or covenant or agreement that contemplates performance thereof prior to the Closing Date. Notwithstanding any other provision to the contrary, to the extent items were included as a liability in the calculation of the Final Working Capital or Final Closing Indebtedness, such items shall not be subject to any claim by any Buyer Indemnitee or Seller Indemnitee for indemnification pursuant to this Article 9 or Section 10.5.

9.4	Payment Adjustments

9.4.1	Any indemnity payment made by Seller to Buyer Indemnitees, on the one hand, or by Buyer to Seller Indemnitees, on the other hand, pursuant to this Article 9 in respect of any claim shall be reduced by an amount equal to (x) any insurance proceeds actually received by the Indemnified Party from any third party insurer or third party contractual indemnification or contribution provisions in respect of such claim minus (y) any out-of-pocket expenses and reasonable attorneys’ fees relating to the recovery of such proceeds; provided that Buyer shall use commercially reasonable efforts to recover such insurance proceeds in connection with making a claim under this Article 9.

9.4.2	Any payment made by Seller to Buyer Indemnitees on the one hand, or by Buyer to Seller Indemnitees on the other hand, pursuant to this Article 9 in respect of any claim, shall be computed net of any Tax benefit realized in cash by the Indemnified Party in the year of such Loss.

9.4.3	The Parties agree that, to the fullest extent permitted under applicable Law, any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, and shall be allocated among the Press Sellers in the same manner as the Final Purchase Price, in accordance with Section 2.6.

9.5	Indemnification Procedures

9.5.1	Other than Tax Claims, which shall be governed exclusively by Article 10, in the event of any Litigation asserted by a third party (a “Third Party Claim”) against a Party entitled to indemnification under this Article 9 (the “Indemnified Party”), notice shall be given by the Indemnified Party to the Party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has received written notice of such Third Party Claim. Such notice shall (i) specify in reasonable detail the basis on which indemnification is being asserted (taking into account the information then available to the Indemnified Party), (ii) provide a reasonable estimate of the amount of the Losses asserted therein based on the information then available to it, (iii) specify the provision or provisions of this Agreement under which such Losses are asserted and (iv) include copies of all notices and documents (including court papers) served on or received by the Indemnified Party from such third party; provided, however, that (subject to Section 9.8.1(iii)) failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure.

9.5.2

Upon receipt of such notice, the Indemnifying Party may elect to participate in such claim or action and to assume the defense of such Third Party Claim and to be represented by counsel reasonably acceptable to the Indemnified Party, at the sole expense of the Indemnifying Party, by written notice to the Indemnified Party within 20 days after the Indemnified Party has provided notice of the Third Party Claim. If the Indemnifying Party so assumes the defense of such Third Party Claim, the Indemnified Party may elect to participate in any such defense at such Indemnified Party’s sole expense; provided, however, that the Indemnified Party shall be entitled to participate in any such defense with separate counsel reasonably acceptable to the Indemnifying Party at the sole expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate, (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable or (iii) the Third Party Claim seeks an injunction or other equitable relief or relief other than monetary damages for which the Indemnified Party would be entitled to indemnification under this Agreement or may otherwise materially adversely affect the Indemnified Party or (iv) the Third Party Claim is a criminal or regulatory action, or relates to such an action, or the underlying facts or circumstances of which could reasonably be expected to give rise to such an action; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (in addition to local counsel) for all Indemnified Parties in connection with any Third Party Claim. Except with the prior written consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed, no Indemnifying Party, in the defense of any such Third Party Claim, shall consent to entry of any judgment or enter into any settlement; provided, however, that such consent is not required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, (ii) such settlement does not include any order, injunction or other equitable relief, directly or indirectly, against the Indemnified Party or any of its Affiliates and (iii) such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. Notwithstanding the foregoing, in the event that the Indemnified Party shall in good faith determine that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right, but not the obligation, at all times to take over and assume control over the defense, settlement, negotiations or Litigation relating to any such Third Party Claim, for the avoidance of doubt at the Indemnifying Party’s expense; provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such Third Party Claim without the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed.

9.5.3	In all cases, the Parties shall cooperate in the defense of any Third Party Claim subject to this Article 9 and the records of each shall be available to the other with respect to such defense. The Party controlling the defense of such Third Party Claim shall keep the other Party reasonably advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith any reasonable recommendations made by the non-controlling Party with respect thereto.

9.5.4

If an Indemnified Party sustains any Losses not involving a Third Party Claim that such Indemnified Party believes gives rise to a claim for indemnification hereunder, such Indemnified Party shall, if it intends to make a claim with respect thereto against an Indemnifying Party, deliver notice of such claim to the Indemnifying Party. The failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been materially and adversely prejudiced as a result of such failure. If the Indemnifying Party does not notify the Indemnified Party within 30 days after its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such claim to the Indemnified Party promptly after demand therefor or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date on which such amount (or such portion) is finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute, and if not resolved through such negotiations, such dispute shall be resolved by arbitration in accordance with Section 11.14.

9.5.5	If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this Article 9 and the Indemnified Party could have recovered all or any portion of such Losses from any third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall pursue all rights against the Potential Contributor to recover from the Potential Contributor the amount of such payment.

9.5.6	The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such claim or liability in accordance with Section 9.6.

9.6	Duty to Mitigate

Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate, in accordance with applicable Law, any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

9.7	Environmental Matters

Notwithstanding anything to the contrary in this Article 9 and without limiting Section 9.3, with respect to any claim for indemnification hereunder for any breach of Section 3.17 (collectively, “Environmental Matters”), the parties agree on behalf of themselves and their respective Affiliates that, in addition to the other provisions set forth in this Article 9 (and in the case of any conflict between the provisions of this Section 9.7 and any other provision in this Article 9, the provisions of this Section 9.7 shall prevail and apply):

9.7.1

Seller shall have no obligation to indemnify Buyer or any of its Affiliates for any Losses: (i) arising out of or resulting from any testing, physically invasive investigation or sampling of soil or groundwater on, under, or emanating from the Real Property by or on behalf of any party other than Seller or any of its Affiliates at or in connection with activities relating to the Real Property other than such testing, physically invasive investigation or sampling (A) conducted pursuant to a legally binding requirement under Environmental Law, (B) conducted pursuant to the written demand of a Governmental Authority; provided that, in the case of each of (A) and (B), Buyer and its Affiliates have taken no steps or actions to initiate or encourage such demand or performance outside of the Ordinary Course of Business, including through the voluntary disclosure of environmental information to a Governmental Authority except where such disclosure is in response to a written request from a Governmental Authority; (C) subject to the terms of Section 9.5, reasonably necessary to defend or resolve a Third Party Claim; (D) required to be performed pursuant to the terms of any applicable lease agreement as in effect on the date hereof for the Leased Real Property; (E) the closure or sale of any Real Property which is contemplated by Seller or an Affiliate as of the date of this Agreement or Closing; or (F) conducted in connection with construction, renovation or maintenance projects in connection with the Press Business as conducted on the date of this Agreement, provided that such actions serve a legitimate business purpose and would be conducted in the ordinary course without regard to the possible existence of a right to indemnification under this Agreement; provided further that the performance of post-Closing testing, physically invasive investigation or sampling to analyze potential indoor exposures of persons to Hazardous Substances at Real Property or the presence of Hazardous Substances in building materials, other than slabs or floors in contact with soil, shall not be deemed to limit Seller’s indemnification obligation under this Agreement so long as such testing, physically invasive investigation or sampling serves a legitimate business purpose to either protect human health or obtain information needed to determine what must be done to comply with Environmental Law or Permits issued under Environmental Law and would be conducted in the ordinary course without regard to the possible existence of a right to indemnification under this Agreement; or (ii) to the extent such Losses have been exacerbated, compounded or aggravated by Buyer, any of its Affiliates or any employee, agent, contractor, tenant, lessee, sublessee, licensee, permittee or invitee of any of the foregoing; provided that this clause (ii) shall not exclude any such Losses to the extent that such Losses arise out of the inadvertent exacerbation, compounding or aggravation of an unknown condition that would have not been identified by a reasonable business person acting in compliance with the terms of this Agreement who retained a qualified, experienced and competent Person to perform the testing, physically invasive investigation or sampling and such Person used reasonable care in light of the relevant facts and circumstances.

9.7.2	Buyer shall notify Seller of any breach of Environmental Law, including any release or threat of release of Hazardous Substances, on, at, under or emanating from the Real Property, required to be disclosed to any Person or Governmental Authority under applicable Law, provided Seller uses commercially reasonable efforts to maintain the confidentiality of any information provided by Buyer pursuant to this provision.

9.7.3

Any obligation of Seller to indemnify Buyer for any Environmental Matter shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of, in a cost-effective manner and in accordance with good environmental practice, the minimum standards required to be met under applicable Environmental Law or the written demand of a Governmental Authority, based on the use of the Real Property at the Closing Date, or as necessary to address the terms of any applicable lease agreement in effect as of the Closing Date. The Parties expressly agree that such minimum standards shall, to the maximum extent allowable under applicable Environmental Law, include risk-based clean-up remedies and standards and/or the imposition of institutional controls such as groundwater use restrictions, property restrictions and other reasonable deed restrictions and engineering or institutional controls (subject to Section 9.7.4) in each case consistent with the use of the Real Property as of the Closing Date; and, with respect to any Leased Real Property, subject to the consent of the applicable landlord pursuant to the terms of the lease agreement as in effect as of the Closing Date.

9.7.4	Seller has the right to retain the defense and control of any Environmental Matter, including the disclosure, investigation, negotiation, performance and settlement thereof and shall: (i) keep Buyer reasonably informed relating to the progress of such Environmental Matter (including providing Buyer with, to the extent affecting ongoing business operations, the opportunity to attend and observe any meetings (whether in person or telephonic) with Governmental Authorities) and provide reasonable opportunity for Buyer to comment to Seller on any material proposed activities (including any material written communications with Governmental Authorities) relating to resolving such Environmental Matter (and Seller agrees to consider in good faith any reasonable comments of Buyer); (ii) select competent counsel, contractors and consultants in connection with such Environmental Matter; (iii) diligently and promptly pursue the resolution thereof; and (iv) take all reasonable measures to avoid interfering with the Ordinary Course operations of the Press Business or the Transferred Press Subsidiaries in the manner it is being used as of the Closing Date; provided that (A) in the event Seller’s proposed resolution of an Environmental Matter would reasonably be expected to have a material impact on Buyer’s ongoing operation of equipment at the Real Property or its ongoing operational processes at the Real Property (based on the operation of equipment or the operational processes at the time such Environmental Matter is identified), Seller’s defense and control of such Environmental Matter, including the disclosure, investigation, negotiation, performance and settlement thereof, shall be subject to Buyer’s participation and consent, which shall not be unreasonably withheld, conditioned or delayed, and (B) Buyer shall ensure that Seller and its agents and representatives shall have the right, at Seller’s expense, after provision of reasonable advance written notice, at any reasonable time and under reasonable conditions, to enter and visit the relevant Real Property for the purpose of resolving such Environmental Matter, which right shall include the right to review and obtain copies of documents prepared before Closing and interview employees who worked for Seller before Closing about information they obtained concerning the Environmental Matter before Closing, provided Buyer shall have the right to have its agents and representatives accompany Seller and its agents and representative during any such visit.

9.8	Survival of Representations and Warranties; Period for Making a Claim

9.8.1	The representations and warranties contained in this Agreement shall survive the Closing Date as follows:

(i)	the Fundamental Warranties shall survive the Closing Date without limitation;

(ii)	the representations and warranties that are the subject of the Special Liabilities shall survive for a period of five years after the Closing Date; and

(iii)	all other representations and warranties contained in Article 3 and Article 4, other than the representations and warranties relating to Taxes, which shall survive for the period specified in Section 10.5.1(iv), shall survive for a period of 15 months after the Closing Date.

9.8.2	All claims for indemnification under Sections 9.1.1 and 9.2.1(a) with respect to the representations and warranties contained in this Agreement must be asserted on or prior to the date that is 30 days after the termination of the respective survival periods set forth in this Section 9.8.

9.8.3	All claims for indemnification under Sections 9.1.3, 9.1.4 and 9.1.5 must be asserted on or prior to the date that is five years and 30 days after the Closing Date.

9.9	Release

9.9.1	With effect from Closing, Seller and each Press Seller:

(i)	themselves and on behalf of each of their other Releasing Parties, hereby releases and forever discharges each Releasee from any and all Released Claims; and

(ii)	hereby irrevocably covenants to refrain from, and to procure that their respective other Releasing Parties refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Litigation of any kind against any Releasee based upon any Released Claim.

9.9.2	Save for any claim under to this Agreement or any Ancillary Agreement, Buyer:

(i)	itself and on behalf of each of its other Releasing Parties, hereby releases and forever discharges each Releasee from any and all Released Claims; and

(ii)	hereby irrevocably covenants to refrain from, and to procure that its other Releasing Parties refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Litigation of any kind against any Releasee based upon any Released Claim.

10	Tax Matters

10.1	Preparation and Filing of Tax Returns

10.1.1	Seller Tax Returns

Seller shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Transferred Press Subsidiaries that (i) are required to be filed (taking into account extensions properly obtained) on or before the Closing Date or

(ii) are required to be filed (taking into account extensions properly obtained) after the Closing Date, but which relate to a Tax period ending on or before the Closing Date to the extent permitted by applicable Law (and if not so permitted, shall be prepared or cause to be prepared by Seller and filed or cause to be filed by Buyer), and shall pay or cause to be paid all Taxes due in respect of such Tax Returns. Seller shall deliver to Buyer all Tax Returns described in clause (ii) of the immediately preceding sentence that Buyer is required by applicable Law to sign and file for review no less than 30 days (for income Tax Returns) and 5 days (for non-income Tax Returns) before the applicable due date (taking into account extensions properly obtained), along with supporting workpapers, for Buyer’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed).

10.1.2	Buyer Tax Returns

Buyer shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Tax Returns required of the Transferred Press Subsidiaries for a taxable period that includes (but does not end on or before) the Closing Date (a “Straddle Period”) and shall pay or cause to be paid all Taxes due in respect of such Tax Returns. Seller shall have the right to review such Tax Return and statement and all associated work papers prior to the filing of such Tax Return and such Tax Return shall not be filed without the consent of Seller, not to be unreasonably withheld, conditioned or delayed. With respect to any Tax Return for income Taxes required to be filed pursuant to this Section 10.1.2, Buyer shall deliver to Seller, at least 30 days (for income Tax Returns) and 5 days (for non-income Tax returns) prior to the due date for the filing of such Tax Return (taking into account extensions properly obtained), a statement setting forth the amount of Tax for which Seller is responsible pursuant to Section 10.2.1 and a copy of such Tax Return. No later than three (3) days prior to the due date for the filing of such Tax Return (taking into account extensions properly obtained), Seller shall pay to Buyer the amount of Taxes set forth on the statement described in the immediately preceding sentence. For the avoidance of doubt, no payment obligation pursuant to this Section 10.1.2 shall excuse Seller from its indemnification obligations pursuant to this Article 10 if the amount of Taxes, as ultimately determined on audit or otherwise, for the periods covered by such Tax Returns, exceeds the amount of Seller’s payment under this Section 10.1.2.

10.1.3	Amended Returns, Refund Claims and Tax Elections

Neither Buyer nor any of its Affiliates shall (i) file or make a formal or informal claim for refund or file any amended or supplemental Tax Returns or approach any Taxing Authority in relation to any Tax Return filed in respect of the Transferred Press Subsidiaries or the Press Business for any Tax period (or portion thereof) ending on or before the Closing Date or (ii) make any voluntary disclosure or acknowledgment of debt or liability (judicial or administrative) in respect of the Transferred Press Subsidiaries or the Press Business arising or resulting from facts, acts or events which occurred during any Tax period (or portion thereof) ending on or before the Closing Date without the review and consent of Seller.

With respect to any Transferred Press Subsidiary, neither Buyer nor any of its Affiliates shall (i) make an election under Section 338(g) of the Code (or any similar election permitted under foreign, state or local Law), (ii) cause an election pursuant to Treasury Regulation Section 301.7701-3 to be filed effective from a date on or prior to the Closing Date or (ii) make or change any other election with respect to Taxes that would give rise to an obligation of Seller to indemnify Buyer for Seller Taxes under Section 10.5.1.

10.1.4	For the avoidance of doubt, Tax Returns prepared and filed in accordance with Sections 10.1.1 and 10.1.2 shall not include consolidated or combined Tax Returns of Seller and its Affiliates (other than the Transferred Press Subsidiaries). All Tax Returns prepared and filed in accordance with Sections 10.1.1 and 10.1.2 shall be in accordance with past practice, unless otherwise required by applicable Law.

10.2	Payment of Taxes

10.2.1	Seller shall pay or cause to be paid, without duplication, any liability in respect of (i) any Taxes imposed on any Transferred Press Subsidiary, or for which any Transferred Press Subsidiary becomes liable, for any Tax period ending on or before the Closing Date or for the Pre-Closing Tax Period, (ii) any Taxes imposed on any Transferred Press Subsidiary (or any predecessor thereof) by reason of having been a member of an affiliated, combined, consolidated or unitary group with another Person on or prior to the Closing Date by reason of Treasury Regulations 1.1502-6(a) (or any analogous or similar provision of Law), (iii) any Taxes of or imposed on any Person for which any Transferred Press Subsidiary is or has been liable as a transferee or successor, by contract or assumption, operation of Law or otherwise, (iv) any Taxes resulting from the separation of the Press Business pursuant to the Restructuring Plan and the Micro Plan contemplated by Section 5.1.5 or otherwise and (v) 50% of all Transfer Taxes; provided that Seller shall not be liable for or pay, and shall not indemnify Buyer from and against, any Taxes included in the definition of Tax Liability Amount or otherwise taken into account in computing the Final Working Capital or Indebtedness (all such Taxes payable pursuant to clauses (i)-(v) the “Seller Taxes”).

10.2.2	Buyer shall pay or cause to be paid any Taxes attributable to the operation of the Press Business during the Tax period (or portion thereof) beginning after the Closing Date, including any Taxes for any action Buyer takes on the Closing Date but after Closing (the “Buyer Taxes”).

10.2.3	In the case of any Straddle Period:

(i)	the periodic Taxes of or relating to the Transferred Press Subsidiaries that are not measured by (or imposed on) income or receipts (e.g., property Taxes) for the Pre-Closing Tax Period (the “Pre-Closing Non-Income Taxes”) shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax period; and

(ii)	Taxes of or relating to the Transferred Press Subsidiaries for the Pre-Closing Tax Period (other than Taxes described in clause (i) above) shall be computed as if such Tax period ended as of the close of business on the Closing Date (the “Pre-Closing Income Taxes”).

Notwithstanding the foregoing provisions of this Section 10.2.3, if the transactions contemplated by this Agreement result in the reassessment of the value of any property owned by the Transferred Press Subsidiaries for property Tax purposes, or the imposition of any property Taxes at a rate which is different than the rate that would have been imposed if such transactions had not occurred, then (y) the portion of such property Taxes for the portion of the Straddle Period ending on and including the Closing Date shall be determined on a daily basis, using the assessed value and Tax rate that would have applied had such transactions not occurred, and (z) the portion of such property Taxes for the portion of such Straddle Period beginning after the Closing Date shall be the total property Taxes for the Straddle Period minus the amount described in clause (y) of this sentence.

10.3	Refunds

Seller shall be entitled to retain, or receive immediate payment from Buyer or its Affiliates of, any refund or credit with respect to Taxes (including refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) with respect to any Tax period or portion thereof ending on or before the Closing Date related to the Transferred Press Subsidiaries. Buyer shall not make any election, file any Tax Return or take any other action to carry-back any item of Tax loss, deduction, credit or other benefit to any Pre-Closing Tax Period prior to Closing of the Transferred Press Subsidiaries without the consent of Seller. Seller and Buyer shall equitably apportion any refund or credit with respect to Taxes with respect to a Straddle Period in a manner consistent with the principles set forth in Section 10.2.3. Buyer agrees to reasonably cooperate with Seller in order to request or pursue any refund or credit for Taxes with respect to any Tax period or portion thereof ending on or before the Closing Date, including by providing any relevant documentation reasonably requested by Seller and granting powers of attorney to any counsel retained by Seller for such purpose.

10.4	Tax Cooperation

Each of Seller and its Affiliates, on one hand, and Buyer and its Affiliates, on the other, shall (i) provide the other with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other Party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Transferred Press Subsidiaries and (ii) promptly furnish the other with copies of all relevant correspondence received by any Taxing Authority in connection with any Taxes for which such other Party may have an indemnification obligation under this Agreement. Buyer shall retain and cause to be retained all Tax Returns and books and records with respect to Taxes, including any Tax audit or other proceeding relating to any Straddle Period or any period ending on or before the Closing Date until the later of (i) expiration of the applicable statute of limitations for such Tax period or (ii) settlement or final resolution of any claim related to such Tax period. Following the expiration of the applicable statute of limitations, Buyer shall not dispose, or permit the disposal, of any such books and records not required to be retained under such policies without giving 60 days’ prior written notice to Seller and offering to deliver the same to Seller at Seller’s expense.

10.5	Tax Indemnification

10.5.1	Seller’s Liability

(i)	Seller shall indemnify, defend and hold Buyer and its Affiliates harmless from and against all Losses arising from: (A) all liability for Seller Taxes; (B) all liability from any breach of Seller’s representations and warranties contained in Section 3.20; and (C) all liability for any breach of Seller covenants relating to Taxes in Section 5.1.1(vii) or in this Article 10.

(ii)	Notwithstanding Section 10.5.1(i), Seller shall not indemnify, defend or hold harmless Buyer or any of its Affiliates from any Losses arising from any liability for Taxes: (A) that are attributable to any action or omission by Buyer or any of its Affiliates intended to effect any Tax election, change in accounting method, or change in the Tax reporting treatment of any specific asset or liability reflected on the balance sheet of the Transferred Press Subsidiaries on the Closing Date; or (B) that are incurred by virtue of a change in the use of any property of the Transferred Press Subsidiaries if such change is made after the Closing Date.

(iii)	For the avoidance of doubt, no Indemnified Party shall be compensated more than once for the same Loss.

(iv)	Seller’s obligation to indemnify, defend and hold harmless Buyer and its Affiliates from Losses as set forth in this Section 10.5 shall terminate effective 60 days after the expiration of the applicable statute of limitations (including extensions) in respect of such Losses; provided that with respect to any Tax Claim for which a claim for indemnification under this Section 10.5 has been made by Buyer or its Affiliates, with reasonable specificity, by written notice given under Section 10.6, that Seller’s indemnification obligation shall continue until the date of a final determination of such Tax Claim.

10.5.2	Buyer’s Liability

(i)	Buyer shall, and shall cause the Transferred Press Subsidiaries to, indemnify, defend and hold harmless Seller and its Affiliates from and against all Losses arising from: (A) all liability for Buyer Taxes including any liability for Taxes of the Transferred Press Subsidiaries except to the extent Seller is otherwise required to indemnify Buyer for such Taxes pursuant to this Section 10.5; (B) any liability for Taxes that is attributable to any action or omission by Buyer or any of its Affiliates intended to effect any Tax election, change in accounting method, or change in the Tax reporting treatment of any specific asset or liability reflected on the balance sheet of the Transferred Press Subsidiaries on the Closing Date; (C) any liability for any breach of Buyer’s covenants in this Article 10 relating to Taxes and (D) 50% of all Transfer Taxes.

(ii)	Buyer’s obligation to indemnify, defend and hold harmless Seller and its Affiliates from any such Loss shall terminate effective 60 days after the expiration of the applicable statute of limitations (including extensions) in respect of such Losses; provided, further, with respect to a Tax Claim for which a claim for indemnification under this Section 10.5 has been made by Seller or its Affiliates, with reasonable specificity, by written notice given under Section 10.6, that Buyer’s indemnification obligation shall continue until the date of a final determination of such Tax Claim.

10.5.3	Except as otherwise provided in Section 10.1.2, any indemnity payment required to be made pursuant to this Section 10.5 shall be made within 30 days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case later than 5 Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority (including estimated Tax payments).

10.5.4	Any indemnity payment made pursuant to this Section 10.5 shall be treated as an adjustment to the Final Purchase Price for all Tax purposes unless otherwise required by applicable Law.

10.5.5	This Section 10.5 shall govern all claims for indemnification with respect to Taxes, and, in the event of any conflict between this Section 10.5 and any other provision of this Agreement, this Section 10.5 shall govern.

10.6	Tax Contests

10.6.1	If a claim relating to any Tax audit, Tax litigation or other Tax proceeding shall be made, whether before or after the date of this Agreement, by any Taxing Authority verbally, electronically, telephonically or by any other mode of communication which, if successful, would be reasonably likely to result in an indemnity payment to Seller or Buyer or any of their respective Affiliates pursuant to Section 10.5 (a “Tax Claim”), the Indemnified Party shall promptly notify the other party of such Tax Claim no later than the earlier of: (i) 5 Business Days from the receipt of such notice by the Indemnified Party or after the Indemnified Party becomes aware of such claim; or (ii) with respect to Brazil, within one-third of the applicable period for the filing of a defense in connection thereof, except when the applicable period is equal or shorter than 5 days, when the notice shall be delivered within two-fifths of such response time. Such claim shall provide: (a) the facts, matters or circumstances that could give rise to an indemnity obligation for Seller Taxes or Buyer Taxes, as the case may be, hereunder; (b) the basis that justifies the belief that such Tax Claim gives rise to the right to indemnification under Section 10.5; (c) the reasonable estimation of the Loss that has been or may be incurred or suffered by the Indemnified Party to the extent known; and (d) all the documents and information available, for the purpose of making it possible for the Indemnifying Party to evaluate and defend the Tax Claim, provided that the failure or delay to give such notice or failure to provide the information required under this Section 10.6.1 shall not relieve the Indemnifying Party from any indemnification obligation hereunder with respect to such Tax Claim except to the extent of the actual, material prejudice caused.

(i)	With respect to any Tax Claim relating to a Tax period ending on or before the Closing Date, Seller shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel), but only if Seller shall have first notified Buyer in writing of Seller’s intention to do so, and, without limiting the foregoing, may, in its sole discretion, and in good faith, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. Buyer shall be entitled to be informed of (A) any Tax Claims asserted during such period and (B) the developments with respect to any existing Tax Claim at any administrative meeting, conference, hearing or other proceeding during such period. Seller shall provide to Buyer copies of all correspondence, notices and other written materials received from Tax Authorities. Notwithstanding the foregoing, Seller shall not be entitled to settle any Tax Claim in respect of any Tax Return filed by Buyer under applicable Law or that would adversely affect in any material respect, the liability of Buyer or its Affiliates without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed.

(ii)	With respect to any Tax Claim relating to a Straddle Period, Seller and its Affiliates shall have the right to represent any Transferred Press Subsidiary’s interests and to employ counsel of its choice, provided that Buyer shall be permitted at Buyer’s expense to be present at, and to participate in, any such Tax Claim. In any case, Buyer shall be entitled to be informed of (A) such Tax Claim within a reasonable time after such Tax Claim is asserted and (B) the developments with respect to such Tax Claim at any administrative meeting, conference, hearing or other proceeding. Seller shall provide to Buyer copies of all correspondence, notices and other written materials received from Tax Authorities. Notwithstanding the foregoing, Seller shall not be entitled to settle any Tax Claim relating to a Straddle Period without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed.

(iii)	Except as otherwise provided in Section 10.6.1(i) and (ii), Buyer shall control all proceedings with respect to Taxes for any Tax period beginning after the Closing Date.

10.6.2

Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall use best efforts to cooperate in contesting any Tax Claim, and shall use best efforts to retain and (upon request) provide to the requesting party all records and information which are reasonably relevant to such Tax Claim, make employees available on a mutually convenient basis to provide additional information or explain any material provided hereunder or any facts pertaining to such Tax Claim, or testify or act as a representative of the Transferred Press Subsidiary at proceedings relating to such Tax Claim; provided, however, that the activities of Seller and its Affiliates shall be conducted in a manner so as not to unreasonably interfere with the conduct of the Press Business. Buyer shall execute and deliver such powers of attorney to the counsel retained by Seller and other documents as are necessary to carry out the intent of this Section 10.6 in a timely manner. Without limiting the generality of the foregoing, Buyer agrees, by itself and on behalf of its Affiliates, to make available to Seller within 10 days following a written request from Seller in this regard, any Tax receipts, Tax Returns, books, records, personnel, documents or information of the Transferred Press Subsidiaries or of Seller or any Press Seller with respect to the Press Business for any Tax period ending on or before the Closing Date or Straddle Period as reasonably necessary for Seller to conduct the defense of any Tax Claim relating to the Transferred Press Subsidiaries or of Seller or any Press Seller with respect to the Press Business pursuant to this Article 10, as well as (i) including any existing Tax Claim that, although related to the Transferred Press Subsidiaries will not be transferred to Buyer or the relevant Transferred Press Subsidiary as a result of the Restructuring Plan and the Micro Plan, and (ii) any future Tax Claim that is filed directly against Seller after the Closing Date and which relates to any taxable period of the Press Business or of Seller or any Press Seller with respect to the Press Business ending on or before the Closing Date. Notwithstanding the foregoing, nothing in this Agreement shall require Buyer to make available any Tax-related books and records or information related to the operation of the Press Business for periods beginning after the Closing Date, except to the extent attributable to the post-Closing portion of any Straddle Period. Seller agrees, by itself and on behalf of its Affiliates, that (a) it will enter into a customary confidentiality agreement with Buyer and the Transferred Press Subsidiaries pursuant to which it shall keep any and all information obtained pursuant to this Article 10 confidential to the same extent that Seller keeps its own sensitive financial and Tax information confidential, and shall use any and all information obtained pursuant to this Article 10 for the sole purpose of contesting Tax Claims and (b) it shall not be entitled to use any such information in a manner adverse to Buyer or the Transferred Press Subsidiaries. Seller may not assign any rights granted under this Section 10.6.2 without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

11	Miscellaneous

11.1	Fees and Expenses

Except as otherwise provided herein, Seller, on the one hand, and Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, and auditors’ fees) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and the Ancillary Agreements and compliance herewith and therewith, whether or not the transactions contemplated hereby and thereby shall be consummated; provided that filing fees in connection with filings required by the Competition Laws and any other filings with Governmental Authorities required to consummate the transactions contemplated hereby shall be paid 50% by Buyer and 50% by Seller (other than filings required in connection with the Restructuring Plan and the Micro Plan, the fees and expenses of the implementation of which shall be the responsibility of Seller and the Press Sellers).

11.2	Notices

11.2.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	written in English; and

(ii)	delivered by hand, facsimile, electronic mail transmission or by courier using an internationally recognized courier company.

11.2.2	A Notice to Buyer shall be sent to Buyer at the following address, or such other Person or address as Buyer may notify to Seller from time to time:

Nidec Corporation

Nidec Tokyo Building (North), 1-20-13 Osaki

Shinagawa-ku, Tokyo 141-0032, Japan

Facsimile No.: 81-3-3494-9120

E-mail: araki.takamitsu@nidec.com

Attention: Takamitsu Araki, Vice President, Corporate Strategy Office

with a copy to:

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019, USA

Tel: 212-839 5339

Facsimile No.: 212-839-5599

E-mail: tkamman@sidley.com

Attention: Ted G. Kamman

11.2.3	A Notice to Seller or any Press Seller shall be sent to such party at the following address, or such other Person or address as Seller may notify to Buyer from time to time:

Whirlpool Corporation

2000 N. M-63

Benton Harbor, MI 49022

Attention: Kirsten Hewitt, General Counsel

with a copy to:

Linklaters LLP

1345 Avenue of the Americas

19th Floor

New York, NY 10105

USA

Tel: (212) 903-9424

Attention: Peter Cohen-Millstein

Email: peter.cohen-millstein@linklaters.com

11.2.4	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier;

(ii)	at the expiration of two hours after completion of the transmission, if sent by facsimile; and

(iii)	at the time of delivery, if delivered by electronic mail transmission, so long as the sender of any such electronic mail transmission has not received a response from the applicable server indicating a delivery failure or delay, provided that, if a Notice would become effective under the above provisions after 5:30 p.m., local time of the recipient, on any Business Day, then it shall be deemed instead to become effective at 9:30 a.m. local time of the recipient, on the next Business Day. References in this Agreement to time are to local time at the location of the addressee as set out in the Notice.

Subject to the foregoing provisions of this Section 11.2, in proving service of a Notice, it shall be sufficient to prove that the envelope containing such Notice was properly addressed and delivered by hand, registered post or courier to the relevant address pursuant to the above provisions or that the facsimile transmission report (call back verification) states that the communication was properly sent.

11.3	Entire Agreement

This Agreement (including the Schedules hereto), the Confidentiality Agreement and the Ancillary Agreements (in each case, when executed and delivered) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties and their respective Affiliates and Representatives with respect to the subject matter hereof and thereof.

11.4	Certain Limitations

It is the explicit intent and understanding of each of the Parties that no Party nor any of its Affiliates or Representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles 3 and 4, and no Party is relying on any statement, representation or warranty, oral or written, express or implied, made by the other Party or such other Party’s Affiliates or Representatives (including with respect to any estimates, projections, forecasts, budgets or other forward-looking information delivered or made available to Buyer or its Representatives) except for the representations and warranties set forth in such Articles. EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OF THE TRANSFERRED PRESS SUBSIDIARIES AND, EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, IT IS UNDERSTOOD AND AGREED THAT BUYER TAKES THE ASSETS OF THE TRANSFERRED PRESS SUBSIDIARIES “AS IS” AND “WHERE IS”. The Parties agree that this is an arm’s-length transaction in which the Parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement. Buyer acknowledges that it is a sophisticated investor, that it has undertaken such investigation of the Transferred Press Subsidiaries as it deems appropriate and that it has only a contractual relationship with Seller, based solely on the terms of this Agreement, and that there is no special relationship of trust or reliance between Buyer and Seller. The Parties have participated jointly in the negotiating and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation shall arise, this Agreement shall be construed as if drafted jointly and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

11.5	Schedules

The disclosure of any matter in the Schedules referenced by a particular Section shall be deemed to be disclosed for purposes of any other Section to which such disclosure is relevant, but only to the extent that it is reasonably apparent that such disclosure is relevant to such other Section, but shall expressly not be deemed to constitute an admission by Seller or Buyer, or to otherwise imply, that any such matter is material for the purposes of this Agreement. Except as otherwise provided in this Agreement, the disclosure of any matter in the Schedules is not to be treated as constituting or implying any representation, warranty, assurance or undertaking by Seller not expressly set forth in the Agreement, nor to be treated as adding to or extending the scope of any of Seller’s representations or warranties in the Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item or matter in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item or matter so included or other items or matters, are or are not material, and no Party shall use the fact that such amount, item or matter has been set forth in any Schedule in any dispute or controversy between the Parties as to whether any amount, item or matter not described herein or included in any Schedule is or is not material or is or is not in the Ordinary Course of Business, in each case for purposes of this Agreement.

11.6	Confidentiality

The Parties agree that, with respect to the disclosure of information furnished hereunder or in connection herewith, the Parties shall continue to be bound by the Confidentiality Agreement.

11.7	Amendment; Waivers

No amendment, modification or discharge of this Agreement and no waiver hereunder shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any other remedy conferred hereby or any rights or remedies that any Party may otherwise have at law or in equity. The exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy, based on the same facts or different facts, and the parties acknowledge the right of a party to pursue a claim in damages or for indemnification following a successful or unsuccessful request for specific performance.

11.8	Severability

If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. If any provision of this Agreement shall be adjudged to be excessively broad as to duration, geographical scope, activity or subject, the Parties intend that such provision shall be deemed modified to the minimum degree necessary to make such provision valid and enforceable under applicable Law and that such modified provision shall thereafter be enforced to the fullest extent possible.

11.9	Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

11.10	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

11.11	Assignment

This Agreement shall not be assignable or otherwise transferable by any Party without the prior written consent of the other Parties; provided, that Buyer may assign this Agreement in whole or in part and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as Buyer is not relieved of any liability or obligations hereunder.

11.12	No Third Party Beneficiaries

Except as expressly provided in Article 9, nothing in this Agreement, including anything in Article 6, express or implied, is intended to or shall confer any rights, benefits or remedies.

11.13	Governing Law

This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent such rules would require or permit the application of the laws of another jurisdiction.

11.14	Arbitration

Subject to Section 2.3 and except as provided in Section 11.15, any dispute arising out of or in connection with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or this Section 11.14 or any non-contractual obligation arising out of or relating to with this Agreement, will be resolved by binding arbitration administered by the International Court of Arbitration of the International Chamber of Commerce (the “ICC”) pursuant to the ICC Rules of Arbitration. The arbitral tribunal will consist of three arbitrators; one of whom shall be nominated by Buyer, one of whom shall be nominated by Seller and one of whom shall be nominated by the arbitrators nominated by Buyer and Seller, who shall serve as president of the tribunal. The place of arbitration will be New York City, New York, and the language of the arbitration will be English. The arbitral tribunal’s award will be final and binding and not subject to any appeal. Judgment on the award may be entered in any court of competent jurisdiction. The Parties hereby irrevocably submit to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City to support and assist the arbitration process and to enforce any award.

11.15	Specific Performance

The Parties acknowledge that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof, that there may be no adequate remedy at law for a breach of this Agreement and that money damages may not be an appropriate remedy for such breach. The Parties accordingly agree that each Party shall have the right to injunctive relief and specific performance in the event that any provision of this Agreement is not performed in accordance with the terms hereof in any court of the United States or any state having jurisdiction in addition to any rights it may have for damages, and the Parties hereby agree to: (i) not raise any objection to the availability of the equitable remedy of specific performance; and (ii) waive any requirements for posting a bond in connection with any such action. The remedies set forth in this Section 11.15 are cumulative and shall in no way limit any other remedy any Party has at law, in equity or pursuant hereto.

11.16	Certain Waivers

11.16.1	EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

11.16.2	THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER IN ANY LITIGATION ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (I) PUNITIVE OR EXEMPLARY DAMAGES, EXCEPT TO THE EXTENT PAYABLE TO A THIRD PARTY, OR (II) LOST PROFITS, CONSEQUENTIAL OR SIMILAR DAMAGES, EXCEPT TO THE EXTENT THEY ARE (A) THE PROBABLE OR REASONABLY FORESEEABLE RESULT OF AN INACCURACY OR BREACH OF THE REPRESENTATION OR WARRANTY, OR BREACH OF OR FAILURE TO PERFORM THE COVENANT, GIVING RISE TO SUCH DAMAGES, OR (B) PAYABLE TO A THIRD PARTY.

11.16.3	EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.16.

[Signature page follows]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

NIDEC CORPORATION
By:	/s/ Takamitsu Araki
Name: Takamitsu Araki
Title: Attorney-In-Fact

[Signature page to Share Purchase Agreement]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

WHIRLPOOL CORPORATION
By:	/s/ Marc Bitzer
Name: Marc Bitzer
Title: Chief Executive Officer

[Signature page to Share Purchase Agreement]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

WHIRLPOOL S.A.
By:	/s/ João Carlos Costa Brega
Name: João Carlos Costa Brega
Title: Presidente
WHIRLPOOL S.A.
By:	/s/ Paulo Domingos Mileo Miri
Name: Paulo Domingos Mileo Miri
Title: Diretor

[Signature page to Share Purchase Agreement]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

WHIRLPOOL DO BRASIL LTDA.
By:	/s/ João Carlos Costa Brega
Name: João Carlos Costa Brega
Title: Administrador
WHIRLPOOL DO BRASIL LTDA.
By:	/s/ Paulo Domingos Mileo Miri
Name: Paulo Domingos Mileo Miri
Title: Administrador

[Signature page to Share Purchase Agreement]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

WHIRLPOOL INTERNATIONAL HOLDINGS SÀRL
By:	/s/ Dimitri Storme
Name: Dimitri Storme
Title: Category A Manager
By:	/s/ Tony Whiteman
Name: Tony Whiteman
Title: Category B Manager

[Signature page to Share Purchase Agreement]

In witness whereof, the Parties have duly executed this Agreement as of the date first above written.

EMBRACO EUROPE S.R.L.
By:	/s/ Paulo Henrique Seabra Teixeira
Name: Paulo Henrique Seabra Teixeira
Title: Sole Director

[Signature page to Share Purchase Agreement]

Annex A

Part A: Press Business

“Press Business” means the business of developing, manufacturing and selling hermetic compressors and cooling solutions conducted by Seller, the Press Sellers and their respective Affiliates as of the date of this Agreement, in any case excluding the Excluded Activities, but including:

(a)	the Assets; and

(b)	the Assumed Liabilities.

Part B: Press Seller / Transferred Press Subsidiary / Press Shares

Press Seller	Transferred Press Subsidiary	Press Shares (% Ownership)
Whirlpool S.A.	HK NewCo		(100%)
	Embraco Indústria de Compressores e Soluções em Refrigeração Ltda.		999,900 (99.99%)
	Ealing Compañia de Gestiones y Participaciones S.A.		45,016,000 (100%)
Whirlpool do Brasil Ltda.	Embraco Indústria de Compressores e Soluções em Refrigeração Ltda.		100 (0.01%)
	Embraco Slovakia s.r.o	EUR	996 (0.0033%)
Whirlpool International Holdings Sàrl	Embraco Luxembourg Sàrl		12,500 (100%)
Embraco Europe s.r.l.	Embraco Slovakia s.r.o	EUR	30,323,874 (99.9967%)
	Embraco RUS Limited Liability Company	RUR	15 (0.01%)
	Italy NewCo		(100%)

Part C: Assets

“Assets” means all of Seller’s and the Press Sellers’ right, title and interest in, to and under the assets, properties and business of every kind and description, owned, used or held for use primarily in the conduct of the Press Business, including all right, title and interest of Seller and the Press Sellers in, to and under the following to the extent owned, held or used primarily in the conduct of the Press Business, including:

1.1	the Owned Real Property and the Leased Real Property;

1.2	all fully finished compressors, compressor parts, components, sub-assemblies and assemblies (including any related rights, title and interest thereto) located at the Owned Real Property and the Leased Real Property or otherwise constituting inventory of the Press Business and reflected in the Closing Balance Sheet;

1.3	amounts receivable in respect of trade debtors of the Press Business (including, in each case, any amounts recoverable, payments in advance, trade bills recoverable, prepayments and accrued income);

1.4	all licenses, franchises, permits, approvals and similar authorizations from Governmental Authorities that are owned, used or held for use primarily in the conduct of, or that are necessary to conduct, the Press Business, including those set forth on Schedule 1.1.C;

1.5	all Press Intellectual Property, including Registered Press Intellectual Property, together with all goodwill associated with any of the foregoing and all registrations and applications to register or renew the registration of any of the foregoing, Press Products, Licensed-In Press Intellectual Property, and Software primarily related to the Press Business;

1.6	the computer and communications equipment and software set forth on Schedule 3.13.1;

1.7	all books of account, records, invoices, shipping records, supplier lists, customer lists, correspondence and other documents, records and files of Seller, the Press Sellers and their respective Affiliates primarily relating to the Press Business;

1.8	all grants and subsidies that are owned, used or held for use primarily in the conduct of, or that are necessary to conduct, the Press Business, including those set forth on Schedule 3.5.1, including the right to receive any payments under or in respect of such grants and subsidies; and

2	all Contracts (including any amounts due under such Contracts and any assets or rights provided or licensed under such Contracts), to the extent primarily relating to the Press Business, including, as of the date of this Agreement, the Material Contracts set forth on Schedule 3.10.1 (but excluding (i) employment contracts to which Seller, the Press Sellers and their respective Affiliates (other than the Transferred Press Subsidiaries) are a party, and (ii) the contracts set forth in Part H (the “Excluded Contracts”));

3	the employee benefit plans set forth on Schedule 3.19.1;

4	the insurance policies set forth on Schedule 3.21;

5	all shares, quotas or equity interests held by Seller, the Press Sellers or their respective Affiliates in Up Points Serviços Empresariais S.A. (“Up Points”);

6	all assets used primarily in the Dilli unit of the Press Business in Brazil, which consists of providing services to customers and retailers seeking improvements of energy savings and services assistance through IoT – Internet of Things (“Dilli”);

7	all assets used primarily in the Nat.Genius unit of the Press Business, which consists of consulting services related to the recycling of various electro-electronic products and waste management services (“Nat.Genius”, and together with Up Points and Dilli, the “Peripheral Businesses”); and

8	the Italian Transferred Assets,

excluding, in each case, any Excluded Assets.

Part D: Assumed Liabilities

“Assumed Liabilities” means all liabilities of the Press Business, including:

1	all liabilities of the Press Business to the extent liabilities arising under or in relation to the Contracts referred to in Part C, Section 2 above;

2	all liabilities of the Press Business to the extent arising under or in relation to the licenses, franchises, permits, approvals and authorizations referred to in Part C, Section 1.5 above;

3	amounts payable in respect of trade creditors of the Press Business (including, in each case, customers’ prepayments and trade bills payable);

4	all liabilities of the Press Business relating to product liability including any issues with quality or safety defects;

5	all liabilities of the Press Business relating to the Owned Real Property and the Leased Real Property, including any liabilities related to Environmental Laws;

6	all liabilities of the Press Business related to the employees transferred under Part C, Section 2 above and the employee benefit plans set forth on Schedule 3.19.1;

7	all liabilities to the extent arising under or in relation to the Italian Transferred Assets;

8	as to the Italian Distribution Business Employees: (i) all liabilities related to such employees, if they are transferred to Italy NewCo pursuant to the Acquired Rights Directive by the Closing Date, or (ii) 50% of the termination costs of such employees, including those arising out of their continued employment during any mandatory information, consultation, or other statutory process required by their dismissal, if their transfer pursuant to the Acquired Rights Directive is not achievable by the Closing Date;

9	all liabilities related to the Peripheral Businesses; and

10	all liabilities related to the Press Business to the extent arising at or following the Closing Date, excluding, in each case, the Excluded Liabilities.

Part E: Excluded Assets

“Excluded Assets” means the assets of Seller, the Press Sellers and their respective Affiliates that are not primarily used in the Press Business, including:

1	any assets expressly retained by Seller, the Press Sellers and their respective Affiliates under the terms of this Agreement or any other Ancillary Agreement;

2	any assets of Seller, the Press Sellers and their respective Affiliates relating to any Excluded Activities;

3	except to the extent otherwise provided in this Agreement, Intellectual Property which is not exclusively used in the Press Business;

4	any computer and communications equipment and software identified by Seller as a shared asset or not set forth on Schedule 3.13.1;

5	the Excluded Contracts;

6	except to the extent otherwise provided in this Agreement, information in the possession of Seller, the Press Sellers or their respective Affiliates (other than the Transferred Press Subsidiaries) which does not relate primarily to the Press Business;

7	any cash, cash equivalents, bank deposits, consumer receivables, checks or marketable securities of or held by Seller, the Press Sellers or their respective Affiliates (other than cash, cash equivalents, bank deposits, consumer receivables, checks or marketable securities of or held by the Transferred Press Subsidiaries, which shall be taken into account in the calculation of Cash on Hand);

8	any insurance policies other than the insurance policies set forth on Schedule 3.21;

9	all bank accounts of Seller, the Press Sellers and their respective Affiliates (other than the Transferred Press Subsidiaries);

10	all rights to refunds, rebates, credits, abatements or similar benefits relating to Taxes and other governmental charges of whatever nature (including any right to repayment of Tax and the benefit of any other claim or asset in respect of Tax (including any Tax losses)) arising out of the operation of the Press Business prior to the Closing Date or the Retained Business;

11	any property rights (leasehold or freehold) other than the Owned Real Property and the Leased Real Property;

12	other than the Italian Transferred Assets, any assets relating to Embraco Europe, including any real property or plants owned by Embraco Europe;

13	statutory books and tax and accounting records of Whirlpool S.A.; and

14	any claims or rights (including rights to legal action and rights of set-off) with respect to Excluded Liabilities or Excluded Activities.

Part F: Excluded Liabilities

“Excluded Liabilities” means the following:

1	any liabilities expressly retained under the terms of this Agreement or any other Ancillary Agreement;

2	any liabilities to the extent arising out of or related to any Excluded Asset;

3	all liabilities in respect of the operation of the Press Business in Italy (other than with respect to the Italian Distribution Business Employees (to the extent provided in Part D above) and the Italian Transferred Assets);

4	all Litigation in respect of the Press Business in Brazil (including any antitrust or competition Litigation, judgments, settlements, orders or decrees);

5	all liabilities and obligations in respect of the Press Business in Brazil that are not transferred to Buyer as of Closing; and

6	all liabilities to the extent arising out of or relating to any Excluded Activity.

Part G: Excluded Activities

“Excluded Activities” means all of the activities of Seller, the Press Sellers and their respective Affiliates other than the Press Business including the manufacturing, marketing and distribution of major home appliances and small domestic appliances worldwide (the “Retained Business”).

Part H: Excluded Contracts

“Excluded Contracts” means the contracts in the attached Schedule 1.1.H.